UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                         (Amendment No.      )*

                    Nationwide Cellular Service, Inc.
                      -----------------------------
                            (Name of Issuer)

                 Common Stock, par value $.01 per share
                      -----------------------------
                     (Title of Class of Securities)

                                638595108
                      -----------------------------
                             (CUSIP Number)

                 John R. Worthington,  General Counsel,
   MCI Communications Corporation, 1801 Pennsylvania Avenue, N.W.,
             Washington,    D.C.   20006   (202)   872-1600
      ----------------------------------------------------------
     (Name,  Address  and  Telephone  Number of Person Authorized to
                   Receive Notices and Communications)

                              May 22, 1995
                      -----------------------------
         (Date of Event which Requires Filing of this Statement)

     If the filing  person has  previously  filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box .

Check the  following box if a fee is being paid with the statement
X. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,see the Notes).

                                                      Page 1 of 131 Pages

                                  SCHEDULE 13D


CUSIP No. 638595108                     Page 2 of 131 Pages
- -----------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR IDENTIFICATION NO. OF ABOVE PERSON

     MCI COMMUNICATIONS CORPORATION     52-0886267
- -----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER               (a) [ ]
     OF A GROUP*                                         (b) [ ]
- -----------------------------------------------------------------
3.   SEC USE ONLY
- -----------------------------------------------------------------
4.   SOURCE OF FUNDS*
     00(see item 3)
- -----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
- -----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware
- -----------------------------------------------------------------
               7.   SOLE VOTING POWER
NUMBER OF           1,982,064**
SHARES       ----------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
OWNED BY            NONE.  -O-
EACH         ----------------------------------------------------
REPORTING      9.   SOLE DISPOSITIVE POWER
PERSON                     -O-
WITH         ----------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    NONE.  -O-
- -----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     1,982,064**
- -----------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
- -----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     25%
- -----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     CO
- -----------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

CUSIP No. 638595108                     Page 3 of 131 Pages

** Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that MCI is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 638595108                     Page 4 of 131 Pages

1.   Security and Issuer.

          This Statement on Schedule 13D (this "Schedule 13D") relates to shares of common stock, $.01 par value per share, of Nationwide Cellular Service, Inc. ("Issuer Common Stock"), a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 20 East Sunrise Highway, Valley Stream, New York 11581-1252.

Item 2.   Identity and Background.

     (a)-(c), (f). This Schedule 13D is being filed on behalf of MCI Communications Corporation, a Delaware corporation ("MCI"). Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by MCI that it is the beneficial owner of the Issuer Common Stockreferred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or for any other purpose, and such beneficial ownership is expressly disclaimed.

     MCI and its subsidiaries are principally engaged in the provision of domestic and international voice and data communications services. MCI's principal executive offices are located at 1801 Pennsylvania Avenue, N.W., Washington, D.C. 20006.

          The name, citizenship, residence or business address and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of MCI is set forth in Schedule A hereto.
     (d), (e). Neither MCI nor, to the best of MCI's knowledge, any of the directors or executive officers of MCI has, during the past five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration. As more fully described in Item 4 hereof, MCI and the persons set forth on Schedule B hereof (the "Stockholders"), each of whom is a record and/or beneficial owner of Issuer Common Stock, have entered into Voting Agreements described in Item 4. The Stockholders entered into their respective Voting Agreements to induce MCI and NTS Acquisition Corp., a Delaware corporation and an indirect, wholly-owned subsidiary of MCI ("Sub"), to enter into the Merger

CUSIP No. 638595108                     Page 5 of 131 Pages

Agreement described in Item 4.

Item 4.   Purpose of Transaction.

          On May 22, 1995, MCI, Sub and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger (the "Merger") of Sub with and into the Issuer, whereupon the separate existence of Sub will cease and the Issuer will continue as the surviving corporation.
          At the effective time of the Merger (the "Effective Time"), each share of Issuer Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares of Issuer Common Stock owned by the Issuer or by any subsidiary of the Issuer, and shares of Issuer Common Stock owned by MCI, Sub or any other subsidiary of MCI and (ii) shares of Issuer Common Stock subject to dissenters' rights) will be converted into the right to receive $18.50 in cash, payable to the holder thereof, without interest.
          Because approval of the Issuer's stockholders is required by applicable law in order to consummate the Merger, the Issuer will submit the Merger to its stockholders for approval. If consummated, the Merger will result in MCI beneficially owning all of the outstanding shares of Issuer Common Stock. MCI intends to vote any shares of Issuer Common Stock over which it has voting power in favor of the Merger and in favor of any other transactions contemplated by the Merger Agreement.
          The obligations of the parties to the Merger Agreement to effect the Merger are subject to certain conditions, including the due authorization and approval by the Board of Directors of MCI of the Merger, and, prior to the Effective Time, MCI or the Issuer may terminate the Merger Agreement under certain circumstances, in each case as set forth in the Merger Agreement.
          Concurrently with and as a condition to the execution and delivery of the Merger Agreement, MCI and the Stockholders entered into certain Voting Agreements, each dated as of May 22, 1995 (the "Voting Agreements") relating to (i) an aggregate of 1,982,064 outstanding shares of Issuer Common Stock owned beneficially and of record by the Stockholders as of the date of the Voting Agreements, and (ii) any shares of Issuer Common Stock acquired by the Stockholders after such date, whether upon the exercise of options, conversion of convertible securities or otherwise. If the Merger Agreement is terminated in accordance with its terms, the covenants and agreements contained in the Voting Agreements with respect to shares of Issuer Common Stock will also terminate at such time. Subject to the foregoing and to certain exceptions and conditions, the Stockholders have agreed pursuant to the Voting Agreements to vote, and have appointed MCI, certain of its executive officers and any other of its designees as their proxy to vote, the shares of Issuer Common Stock held by them (representing in the aggregate 1,982,064 shares of Issuer Common Stock, based on information, dated as of April 15, 1995, set forth in the Issuer's Proxy

CUSIP No. 638595108                     Page 6 of 131 Pages

Statement (the "Proxy Statement") furnished in connection with the annual meeting of stockholders of the Issuer to be held on June 1,
1995) and the shares of Issuer Common Stock acquired by them after the date of the Voting Agreements in favor of the Merger, the execution and delivery by the Issuer of the Merger Agreement and the approval of the terms thereof and of certain related agreements and actions and against certain other enumerated actions or agreements (together with the Merger, the "Merger Related Matters"). Subject to the foregoing and to certain exceptions and conditions, each of the Stockholders (in his capacity as a stockholder only if he is also a director of the Issuer) has agreed
(i) to refrain from soliciting, encouraging or taking any other action to facilitate any inquiries or the making of any proposal regarding the Issuer, (ii) to restrictions upon the transfer of his shares of Issuer Common Stock, (iii) to refrain from granting any proxies or powers of attorney, depositing any shares of Issuer Common Stock in any voting trust or entering into any agreement with respect to voting thereof and (iv) to take or refrain from taking certain other actions. Mr. Merv Adelson has additionally agreed, in the Voting Agreement with respect to the shares of Issuer Common Stock owned by him, promptly to terminate all provisions of the Securities Purchase and Stockholder Agreement,dated January 11, 1990, as amended by letter agreement dated January 6, 1995, between the Issuer and Mr. Adelson, such termination to be effective upon the Effective Time. Mr. Adelson has also agreed that prior to the Effective Time he will not exercise any registration rights or any rights to require the Issuer to repurchase his warrant to purchase up to 850,000 shares of Issuer Common Stock at an exercise price of $11.00 per share.
          The Merger Agreement provides that, if the Merger is approved by the stockholders of the Issuer and the other conditions set forth in the Merger Agreement have been satisfied, the Issuer will, immediately prior to the Effective Time, make a distribution (the "Spin-Off Distribution") of the shares of the common stock, par value $.001 per share, of Cellular Technical Services Company, Inc. ("CTS Common Stock") then held by the Issuer to the holders of record of Issuer Common Stock at the close of business on the date (the "Spin-Off Distribution Record Date") immediately preceding such date of distribution. The Spin-Off Distribution will be in an amount per share of Issuer Common Stock as follows: (i) if the average closing market price of CTS Common Stock on each of the three trading-days ending on the Spin-Off Distribution Record Date (the "Distribution Price") is equal to or less than $22.00 per share, then each share of Issuer Common Stock shall be entitled to receive that number of shares of CTS Common Stock equal to the quotient obtained by dividing 3,980,000 by the sum of the then outstanding shares of Issuer Common Stock and the shares of Issuer Common Stock then reserved for issuance upon exercise of outstanding options and warrants to purchase shares of Issuer Common Stock, and (ii) if the Distribution Price per share is more than $22.00 per share, then each share of Issuer Common Stock shall

CUSIP No. 638595108                     Page 7 of 131 Pages

be entitled to receive that number of shares of CTS Common Stock equal to the quotient obtained by dividing (A) (x) the number of shares which, based on the Distribution Price, have an aggregate value equal to the product of $22.00 times 3,980,000, plus (y) the number of shares which, based on the Distribution Price, have an aggregate value equal to the product of 60% of the difference between the Distribution Price and $22.00 times 3,980,000 by (B) the sum of the then outstanding shares of Issuer Common Stock and the shares of Issuer Common Stock then reserved for issuance upon exercise of outstanding options and warrants to purchase shares of Issuer Common Stock. In no event will the Issuer deliver any fractional shares in the Spin-Off Distribution. In lieu of such fractional shares, the Issuer will deliver cash to each holder of Issuer Common Stock who would otherwise be entitled to a fractional share in an amount equal to such fraction times the average closing market price of CTS Common Stock on each of the three trading-days ending on the Spin-Off Distribution Record Date, rounded to the nearest $0.01.
          If the Merger is completed as planned, (i) the board of directors of the Issuer will consist of the directors of Sub immediately prior to the Effective Time, until their successors are duly elected or appointed, and (ii) the officers of the Issuer immediately prior to the Effective Time will be the initial officers of the Issuer until their successors are duly elected or appointed.
          At the Effective Time, (i) the certificate of incorporation of the Issuer, as in effect immediately prior to the Effective Time, shall be amended such that, at the Effective Time, the certificate of incorporation of the Issuer will consist of the provisions set forth in the certificate of incorporation of Sub, as in effect immediately prior to the Effective Time (except that such certificate shall provide that the name of the surviving corporation of the Merger shall be "Nationwide Cellular Service, Inc."), and (ii) the by-laws of Sub as in effect at the Effective Time shall be the by-laws of the Issuer. The authorized capital stock of Sub consists of 1,000 shares of common stock, par value of $.10 per share, all 1,000 shares of which are owned by MCI Telecommunications Corporation, a wholly-owned subsidiary of MCI.
          If the Merger is completed as planned, MCI expects to cause the Issuer to seek to have the shares of Issuer Common Stock deregistered under the Exchange Act and to cease to be authorized to be listed on the NASDAQ National Market System.
          The preceding summary of certain provisions of the Merger Agreement and the Voting Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 1 through 8 hereto, and which are incorporated herein by reference.
          Other than as described above, MCI has no plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although subject to the provisions of the Merger Agreement MCI

CUSIP No. 638595108                     Page 8 of 131 Pages

reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer.(a) and (b) As of May 22, 1995, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, MCI may be deemed to have beneficially owned 1,982,064 shares of Issuer Common Stock presently outstanding and subject to the Voting Agreements, constituting in the aggregate approximately 25% of the outstanding shares of Issuer Common Stock (based on the number of shares of Issuer Common Stock represented by the Issuer in the Merger Agreement to be outstanding as of May 19, 1995). According to information set forth in the Proxy Statement, as of April 15, 1995, the Stockholders own options and/or warrants to purchase, in the aggregate, an additional 1,381,000 shares of Issuer Common Stock. Pursuant to the Voting Agreements, if any Stockholder acquires additional shares of Issuer Common Stock, whether upon the exercise of options or warrants,conversion of convertible securities or otherwise, such shares will be subject to the terms and provisions of the respective Voting Agreements, will be subject to the proxy to vote such shares as indicated in the respective Voting Agreements and, accordingly, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, may be deemed to be beneficially owned by MCI. If the Stockholders were to exercise all options and warrants held by them, MCI could be deemed to beneficially own 3,363,064 shares of Issuer Common Stock, constituting in the aggregate approximately 36% of the then outstanding shares of Issuer Common Stock (based upon the number of shares of Issuer Common Stock represented by the Issuer in the Merger Agreement to be outstanding as of May 19, 1995, plus the 1,381,000 shares issued upon the exercise of the options and warrants).
          With respect to the Merger Related Matters, MCI has sole power to vote the 1,982,064 shares of Issuer Common Stock subject to the Voting Agreements. Unless and until the Merger is consummated in accordance with the terms and conditions of the Merger Agreement, and except as set forth above, neither MCI nor its designees, if any, has any power to vote or to direct the vote, shared power to vote or to direct the vote, sole or shared power to dispose or to direct the disposition of any Issuer Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that MCI is the beneficial owner of the Issuer Common Stock referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
     (c) Except as set forth in this Item 5, to the best knowledge of MCI, MCI has not, and no directors or executive officers of MCI and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock.
     (d)  Neither MCI nor any of its designees has any right to

CUSIP No. 638595108                     Page 9 of 131 Pages

receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock which are subject to the Voting Agreements.
     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Except as set forth in this Schedule 13D, to the best knowledge of MCI, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

CUSIP No. 638595108                     Page 10 of 131 Pages

Item 7.   Material to be Filed as Exhibits.

     1    Agreement and Plan of Merger, dated May 22, 1995, among
          MCI Communications Corporation, NTS Acquisition Corp.and Nationwide Cellular Service, Inc.

     2.  Voting Agreement, dated as of May 22, 1995, among MCI
          Communications Corporation, NTS Acquisition Corp. and
          Merv Adelson.

     3.  Voting Agreement, dated as of May 22, 1995, among MCI
          Communications Corporation, NTS Acquisition Corp. and
          Stephen Katz.

     4.   Voting Agreement, dated as of May 22, 1995, among MCI
          Communications Corporation, NTS Acquisition Corp. and
          Jay Bernstein.

     5.   Voting Agreement, dated as of May 22, 1995, among MCI
          Communications Corporation, NTS Acquisition Corp. and
          Mel Steinberg.

     6.  Voting Agreement, dated as of May 22, 1995, among MCI
          Communications Corporation, NTS Acquisition Corp. and
          Larry Altman.

     7.  Voting Agreement, dated as of May 22, 1995, among MCI
          Communications Corporation, NTS Acquisition Corp. and
          Jerome Sanders.

     8.  Voting Agreement, dated as of May 22, 1995, among MCI
          Communications Corporation, NTS Acquisition Corp. and
          Joseph A. Gregori.

CUSIP No. 638595108                     Page 11 of 131 Pages

                                SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
Schedule 13D is true, complete and correct.


                         MCI COMMUNICATIONS CORPORATION



                         By:
                              /s/ Douglas L. Maine
                             ---------------------
                            Name: Douglas L. Maine
                            Title: Executive Vice President and
                                   Chief Financial Officer


DATED: June 1, 1995

CUSIP No. 638595108                     Page 12 of 131 Pages


SCHEDULE A


                   Board of Directors and Executive Officers of
                          MCI Communications Corporation


          The directors and executive officers of MCI
Communications Corporation are identified in the table below.
Directors of MCI Communications Corporation are indicated by an asterisk.


Name
Business Address
Citizenship
Principal Occupation


1.   Bert C. Roberts, Jr.(*)
MCI Communications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C. 20006
United States
Chairman and Chief Executive
Officer, MCI Communications Corporation


2.  Clifford L. Alexander, Jr.(*)
Alexander & Associates, Inc.
400 C. Street, N.E.
Washington, D.C.  20002
United States
President, Alexander & Associates,Inc.


3.  Judith C. Areen(*)
Georgetown University Law Center
600 New Jersey Avenue, N.W.
Washington, D.C.  20001
United States
Executive Vice President of Law
Center Affairs and Dean of the Law Center,
Georgetown University


4.  Michael H. Bader(*)
Haley, Bader & Potts
4350 N. Fairfax Drive
Arlington, VA  22203-1633

CUSIP No. 638595108                     Page 13 of 131 Pages

United States
Partner, Haley, Bader & Potts


5.  Michael Hepher(*)
British Telecommunications plc.
81 Newgate Street
London, United Kingdom EC1A 7AJ
United Kingdom/Canada
Director and Group Managing
Director, British Telecommunications plc



6.  Richard M. Jones(*)

Savings and Profit Sharing Fund
Sears Tower
Chicago, IL  60684
United States
Former Chairman and Chief Executive Officer,
Guaranty Federal Savings Bank


7.  Gordon S. Macklin(*)
MCI Communications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C.  20006
United States
Corporate Financial Advisor and
Independent Director


8.  Alfred T. Mockett(*)
British Telecommunications plc.
81 Newgate Street
London, United Kingdom EC1A 7AJ
United Kingdom/
United States
Managing Director of Global
Communications, British
Telecommunications plc.


9.  Dr. Alan Rudge(*)
British Telecommunications plc.
81 Newgate Street
United Kingdom
London, United Kingdom EC1A 7AJ
United States
Director, Deputy Group Managing

CUSIP No. 638595108                     Page 14 of 131 Pages

Director and Managing Director,
Development and Procurement, British
Telecommunications plc.

10.  Richard B. Sayford(*)
MCI Communications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C.  20006

11.  Gerald H. Taylor(*)
MCI Communications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C. 20006
United States
President and Chief Operating Officer,
MCI Communications Corporation

12.   Judith Whittaker(*)
Hallmark Cards, Inc.
2501 McGee Trafficway
Kansas City, MO 64108
United States
Vice President-Legal, Hallmark Cards,
Incorporated

13.  John R. Worthington(*)
MCI Communications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C.  20006
United States
Senior Vice President and General Counsel,
MCI Communications Corporation

14.  Timothy F. Price
MCI Telecommunications Corporation
Three Ravinia Drive
Atlanta, GA 30346-2102
United States
Executive Vice President and GroupPresident,
MCI Telecommunications Corporation

15.  Seth D. Blumenfeld
MCI International, Inc.
Two International Drive
Rye Brook, New York 10573
United States
President, MCI International, Inc.

16.  Angela O. Dunlap
MCI Telecommunications Corporation
1200 South Hayes Street

CUSIP No. 638595108                     Page 15 of 131 Pages

Arlington, VA 22202
United States
Executive Vice President, MCI
Telecommunications Corporation


17.  John W. Gerdelman
MCI Telecommunications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C.  20006
United States
Executive Vice President,
MCI Telecommunications Corporation


18.  Douglas L. Maine
MCI Communications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C. 20006
United States
Executive Vice President and
Chief Financial Officer,
MCI Communications Corporation


19.  Scott B. Ross
MCI Telecommunications
Corporation
Three Ravinia Drive
Atlanta, GA 30346-2102
United States
Executive Vice President, MCI
Telecommunications Corporation


20.  Michael J. Rowny
MCI Communications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C.  20006
United States
Executive Vice President, MCI
Communications Corporation

21.  Fred M. Briggs
MCI Telecommunications
Corporation
1650 Tysons Boulevard
McLean, VA 22102
United States
Senior Vice President,
MCI Telecommunications Corporation

CUSIP No. 638595108                     Page 16 of 131 Pages

22.  Laurence E. Harris
MCI Communications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C.  20006
United States
Senior Vice President,
MCI Communications Corporation

CUSIP No. 638595108                     Page 17 of 131 Pages

                                    SCHEDULE B



Name of Stockholder

1.   Merv Adelson

2.   Stephen Katz

3.   Jay Bernstein

4.   Mel Steinberg

5.   Larry Altman

6.   Jerome Sanders

7.   Joseph A. Gregori

CUSIP No. 638595108                     Page 18 of 131 Pages

INDEX TO EXHIBITS


Exhibit Number Description of Exhibits


     1.        Agreement and Plan of Merger, dated as of May 22,
               1995, among MCI Communications Corporation, NTS
               Acquisition Corp. and Nationwide Cellular Service,
               Inc.

     2.        Voting Agreement, dated as of May 22, 1995, among
               MCI Communications Corporation, NTS Acquisition
               Corp. and Merv Adelson.

     3.        Voting Agreement, dated as of May 22, 1995, among
               MCI Communications Corporation, NTS Acquisition
               Corp. and Stephen Katz.

     4.        Voting Agreement, dated as of May 22, 1995, among
               MCI Communications Corporation, NTS Acquisition
               Corp. and Jay Bernstein.

     5.        Voting Agreement, dated as of May 22, 1995, among
               MCI Communications Corporation, NTS Acquisition
               Corp. and Mel Steinberg.

     6.        Voting Agreement, dated as of May 22, 1995, among
               MCI Communications Corporation, NTS Acquisition
               Corp. and Larry Altman.

     7.        Voting Agreement, dated as of May 22, 1995, among
               MCI Communications Corporation, NTS Acquisition
               Corp. and Jerome Sanders.

     8.        Voting Agreement, dated as of May 22, 1995, among
               MCI Communications Corporation, NTS Acquisition
               Corp. and Joseph A. Gregori.

Exhibit 1                                Page 19 of 131 Pages


     AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER, dated May 22, 1995 (this "Agreement"), among MCI COMMUNICATIONS CORPORATION, a Delaware corporation (the "Parent"), NTS ACQUISITION CORP., a Delaware
 corporation and an indirect wholly owned subsidiary of the Parent (the "Purchaser"), and NATIONWIDE CELLULAR SERVICE, INC., a Delaware corporation (the "Company").

          WHEREAS, the Boards of Directors of the Company and the Purchaser have approved, and deem it advisable and in the best interests of their respective stockholders to consummate, the business combination transaction provided for herein in which the Purchaser will merge with and into the Company (the "Merger");

          WHEREAS, the Merger and this Agreement require the vote of a majority of the shares of Company Common Stock (as defined below) for the approval thereof;

          WHEREAS, as a condition and inducement to their willingness to enter into this Agreement and to consummate the transactions contemplated hereby, the Parent and the Purchaser have required that each of the stockholders listed on Schedule A hereto agree, simultaneously with the execution of this Agreement, to execute and deliver a Voting Agreement (a "Voting Agreement") and, pursuant thereto, to grant a proxy to vote in favor of the Merger (a "Management Proxy"); and in order to induce the Parent and the Purchaser to enter into this Agreement, each of such shareholders has agreed to execute a Voting Agreement and Management Proxy simultaneously with the execution of this Agreement;

          WHEREAS, as a further condition and inducement to their willingness to enter into this Agreement and to consummate the transactions contemplated hereby, the Parent and the Purchaser have required that Mr. Merv Adelson ("Mr. Adelson") agree, simultaneously with the execution of this Agreement, to execute and deliver a Voting Agreement (the "Adelson Agreement") and, pursuant thereto (i) to grant a proxy to vote in favor of the Merger (the "Adelson Proxy," and together with the Management Proxies, the "Proxies") and (ii) to waive certain rights and make certain undertakings with respect to the Warrant (the "Warrant") to purchase up to 850,000 shares of the Company Common Stock (as defined below) at an exercise price of $11.00 per share; and in order to induce the Parent and the Purchaser to enter into this Agreement, Mr. Adelson has agreed to execute and deliver the Adelson Agreement simultaneously with the execution of this Agreement;

          WHEREAS, the Parent, the Purchaser and the Company

Exhibit 1                                Page 20 of 131 Pages

desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

          NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parent, the Purchaser and the Company hereby agree as follows:

                                 ARTICLE I

                                THE MERGER

          SECTION 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), at the Effective Time (as defined in Section 1.3 below), the Purchaser shall be merged with and into the Company. Upon the Effective Time, the separate corporate existence of the Purchaser shall cease, and the Company shall continue as the surviving corporation of the Merger (the "Surviving Corporation") and shall continue under the name Nationwide Cellular Service, Inc. At the Parent's election, the Merger may alternatively be structured so that (i) the Company is merged with and into the Parent, the Purchaser or any other direct or indirect subsidiary of the Parent or (ii) any direct or indirect subsidiary of the Parent other than the Purchaser is merged with and into the Company. In the event of such an election, the parties agree to execute an appropriate amendment to this Agreement in order to reflect such election.

          SECTION 1.2 Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 6.1 and subject to the satisfaction or waiver of the conditions set forth in Article V, the closing of the Merger (the "Closing") will take place as promptly as practicable (and in any event within two business days) following satisfaction or waiver of the conditions set forth in Article V (the "Closing Date"), at the offices of Simpson Thacher & Bartlett, 425 Lexington Avenue, New York, New York 10017, unless another date, time or place is agreed to in writing by the parties hereto.

          SECTION 1.3 Effective Time of the Merger. As soon as practicable after the satisfaction or waiver of the conditions set forth in Article V, the parties hereto shall cause the Merger to be consummated by filing this Agreement or a certificate of merger or a certificate of ownership and merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the

Exhibit 1                                Page 21 of 131 Pages

relevant provisions of, the DGCL (the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware (or such later time as is specified in the Certificate of Merger) being the "Effective Time").

          SECTION 1.4 Effects of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the properties, rights, privileges, immunities, powers and franchises of the Company and the Purchaser shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and the Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

          SECTION 1.5  Certificate of Incorporation; By-Laws.
(a) At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended in accordance with the DGCL such that, at the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall consist of the provisions set forth in the Certificate of Incorporation of the Purchaser, as in effect immediately prior to the Effective Time, except that Article I of the Certificate of Incorporation of the Surviving Corporation shall read in its entirety as follows:
"The name of this Corporation is 'Nationwide Cellular Service,
Inc.'"

          (b) At the Effective Time and without any other further action on the part of the Company and the Purchaser, the By-Laws of the Purchaser shall be the By-Laws of the Surviving Corporation and thereafter may be amended or repealed in accordance with their terms or the Certificate of Incorporation of the Surviving Corporation and as provided by law.

          SECTION 1.6 Directors and Officers. The directors of the Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed, as the case may be, and qualified.

          Section 1.7 Stockholders' Meeting. The Company will take all action necessary in accordance with and subject to applicable law and its Certificate of Incorporation and By-Laws to convene a meeting of its stockholders (the "Stockholders' Meeting") as soon as practicable after the date of this Agreement to consider and vote upon the adoption and authorization of this Agreement. Subject to the fiduciary duties of the Board of

Exhibit 1                                Page 22 of 131 Pages

Directors to the stockholders of the Company, the Company, through its Board of Directors, shall recommend to its stockholders adoption and authorization of this Agreement and the transactions contemplated hereby and shall use all reasonable ef-forts to obtain adoption and authorization of this Agreement and the Merger by the stockholders of the Company.

          SECTION 1.8 Company Action. The Company hereby approves of and consents to the Merger and represents and warrants that its Board of Directors, at a meeting duly called and held on May 21, 1995, has (a) determined that this Agreement and the transactions contemplated hereby, including (i) the Merger and (ii) the declaration and payment of the Spin-Off Distribution (as defined below) of the common stock ("CTS Common Stock"), par value $.001 per share, of Cellular Technical Services Company, Inc. ("CTS") owned by the Company (and to be owned by the Company following the exercise of warrants to purchase CTS Common Stock as contemplated hereby), taken together, are fair to and in the best interests of the holders of the shares of Company Common Stock, (b) approved this Agreement and the transactions contemplated hereby (other than the Spin-Off Distribution), and (c) resolved to recommend that the stockholders of the Company approve this Agreement and the transactions contemplated hereby; provided, however, that it is understood and agreed that stockholder approval is not required in order to consummate the Spin-Off Distribution, and unless necessary in order to obtain the no-action letter contemplated by
Section 4.11(e) hereof or to consummate the Spin-Off Distribution, stockholder approval thereof will not be sought. The Company further represents and warrants that the approvals referred to in clause (b) above include and constitute approval of this Agreement, the Voting Agreements, the Warrant Agreement, the grant of the Proxies and the transactions contemplated hereby and thereby, including the Merger, for purposes of Section 203 of the DGCL.

                                ARTICLE II

             EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
            CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

          SECTION 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any shares of Common Stock, par value $.10 per share, of the Company (the "Company Common Stock"), or any shares of capital stock of the Purchaser:

          (a) Common Stock of the Purchaser. Each share of Common Stock, par value $.10 per share, of the Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable

Exhibit 1                                Page 23 of 131 Pages

share of Common Stock, par value $.10 per share, of the Surviving
Corporation, which shall be all of the issued and outstanding capital stock of the Surviving Corporation.

          (b) Cancellation of Treasury Stock and Parent-Owned Company Common Stock. Each share of Company Common Stock that is owned by the Company or by any subsidiary of the Company, and each share of Company Common Stock that is owned by the Parent, the Purchaser or any other subsidiary of the Parent shall automatically be cancelled and retired and shall cease to exist, and no stock of the Parent or other consideration shall be delivered or deliverable in exchange therefor.

          (c) Conversion of Company Common Stock. Except as otherwise provided herein and subject to Section 2.1(d), each issued and outstanding share of Company Common Stock (other than shares to be cancelled in accordance with Section 2.1(b)) shall be converted into the right to receive $18.50, payable to the holder thereof, without interest (the "Merger Consideration"), upon surrender of the certificate formerly representing such share of Company Common Stock in the manner provided in
Section 2.2. All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each certificate previously representing any such shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such certificates in accordance with Section 2.2, without interest.

          (d) Shares of Dissenting Holders. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time held by holders (if any) who have not voted in favor of the Merger or consented thereto in writing and who have demanded appraisal rights with respect thereto in accordance with
Section 262 of the DGCL (the "Dissenting Shares") shall not be converted as described in Section 2.1(c), but holders of such shares shall be entitled to receive payment of the appraised value of such shares in accordance with the provisions of such
Section 262, except that any Dissenting Shares held by a holder who shall thereafter withdraw such demand for appraisal of such shares or lose the right to appraisal as provided in Section 262 of the DGCL shall thereupon be deemed to have been converted, at the Effective Time, as described in Section 2.1(c). The Company shall give the Parent (i) prompt notice of any written demands for appraisal of any shares, attempted withdrawals of such demands, and any other instruments served pursuant to the DGCL received by the Company relating to stockholders' rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL.

Exhibit 1                                Page 24 of 131 Pages

The Company shall not, except with the prior written consent of the Parent, voluntarily make any payment with respect to any demands for appraisals of capital stock of the Company, offer to settle or settle any such demands or approve any withdrawal of any such demands.

          SECTION 2.2  Exchange of Certificates.

          (a) Paying Agent. The Parent shall designate a bank or trust company to act as agent for the holders of shares of Company Common Stock in connection with the Merger, which Paying Agent shall be reasonably satisfactory to the Company (the "Paying Agent"), to receive the funds to which holders of shares of Company Common Stock shall become entitled pursuant to
Section 2.1(c). Such funds shall be invested by the Paying Agent as directed by the Parent or the Surviving Corporation.

          (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Paying Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the "Certificates"), whose shares were converted pursuant to Section 2.1 into the right to receive the Merger Consideration (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent and shall be in such form and have such other provisions as the Parent and the Company may reasonably specify) and (ii) instructions to effect the surrender of the Certificates in exchange for payment of the Merger Consideration. Upon surrender of one or more Certificates for cancellation to the Paying Agent or to such other agent or agents as may be appointed by the Parent, which agents shall be reasonably satisfactory to the Company, together with such letter of transmittal, duly executed, the holder of such Certificates shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate, and the Certificates so surrendered shall forthwith be cancelled. If payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the

Exhibit 1                                Page 25 of 131 Pages

Effective Time to represent only the right to receive the Merger
Consideration in cash as contemplated by this Section 2.2.

          (c) After the Effective Time there shall be no transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration as provided in this Article II.

          (d) Termination of Exchange Fund. Any portion of the funds held by the Paying Agent pursuant to this Section 2.2 which remain undistributed to the stockholders of the Company for six months after the Effective Time shall be delivered to the Parent, upon demand, and any stockholders of the Company who have not theretofore complied with this Article II shall thereafter look only to the Parent, and only as general creditors thereof, for payment of their claim for the Merger Consideration to which such stockholders may be entitled.

          (e) No Liability. None of the Parent, the Purchaser, the Company or the Paying Agent shall be liable to any holder of shares of Company Common Stock for any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which any payment in respect thereof would otherwise escheat to or become the property of any Governmental Entity (as defined in Section 3.1(e))), the payment in respect of such Certificates shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

          (f) Withholding Rights. The Parent or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as the Parent or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law, or any court order. To the extent that amounts are so withheld by the Parent or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by the Parent or the Paying Agent.

          SECTION 2.3 Treatment of Employee Options. (a) Prior to the Effective Time, the Board of Directors of the Company (or,

Exhibit 1                                Page 26 of 131 Pages

if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions necessary to provide for the cancellation, effective at the Effective Time, of all the outstanding stock options, stock appreciation rights, limited stock appreciation rights and performance units (the "Options") heretofore granted under any stock option, performance unit or similar plan of the Company (the "Stock Plans"). Immediately prior to the Effective Time, each Option, whether or not then vested or exercisable, shall no longer be exercisable but shall entitle each holder thereof (subject to applicable withholding taxes), in cancellation and settlement therefor, to (i) the number of shares of CTS Common Stock equal to the product of (x) the total number of shares of Company Common Stock subject, or related, to such Option, and (y) the number of shares of CTS Common Stock distributable per share of Company Common Stock; and
(ii) a cash payment equal to (x) the excess, if any, of the Merger Consideration over the exercise price of each Option held by the holder, whether or not then vested or exercisable, multiplied by (y) the number of shares of Company Common Stock subject to such Option. Each distribution of CTS Common Stock shall be made to each holder of an outstanding Option as soon as practicable on or after the Effective Time; provided, however, that no fractional shares shall be distributed hereunder and in lieu thereof an Option holder shall receive the cash value of any fractional share of CTS Common Stock due to the Option holder under the terms of this Section 2.3(a). Any amounts payable or shares distributable to an Option holder under this Section 2.3(a) shall be reduced by the amount of any applicable withholding taxes.

          (b) As provided herein, the Stock Plans and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any subsidiary (collectively with the Stock Plans, referred to as the "Stock Incentive Plans") shall terminate as of the Effective Time. The Company will take all necessary steps to ensure that none of the Parent, the Company or any of their respective subsidiaries is or will be bound by any Options, other options, warrants, rights or agreements which would entitle any person, other than Parent or its affiliates, to own any capital stock of the Surviving Corporation or any of its subsidiaries or to receive any payment in respect thereof after the Effective Time. The Company will use its best efforts to obtain all necessary consents to ensure that after the Effective Time, the only rights of the holders of Options to purchase shares of Common Stock in respect of such Options will be to receive the distribution provided herein in cancellation and settlement thereof.

          (c) The aggregate exercise price of all Options and the Warrant, together with the warrant owned by Jay Brown to

Exhibit 1                                Page 27 of 131 Pages

acquire 125,000 shares of Company Common Stock equals
$25,496,534.

                                ARTICLE III

                      REPRESENTATIONS AND WARRANTIES

          SECTION 3.1  Representations and Warranties of the
Company. The Company hereby represents and warrants to the Parent and the Purchaser as follows:

          (a)  Organization and Qualification; Subsidiaries.
Each of the Company and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and any necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority and governmental approvals could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (as defined below). Each of the Company and each of its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

          When used in connection with the Company or any of its subsidiaries, the term "Material Adverse Effect" means any change or effect that is or could reasonably be expected to be materially adverse to the business, assets, results of operations, condition (financial or other) or prospects of the Company and its subsidiaries taken as a whole or to impair the ability of the Company to perform its obligations hereunder or under the other agreements to which it is or is to become a party as contemplated hereby.

          (b) Certificates of Incorporation and By-Laws. The Company has heretofore furnished to the Parent a complete and correct copy of the Certificate of Incorporation and the By-Laws of the Company and each subsidiary of the Company as currently in effect. The Certificate of Incorporation and By-Laws of the Company are in full force and effect and no other organizational documents are applicable to or binding upon the Company. The Certificates of Incorporation and By-Laws of each of the Company's subsidiaries are in full force and effect and no other

Exhibit 1                                Page 28 of 131 Pages

organizational documents are binding upon any such subsidiary.
Neither the Company nor any subsidiary thereof is in violation of any of the provisions of its Certificate of Incorporation or By-
Laws.

          (c) Capitalization. The authorized capital stock of the Company consists of 20,000,000 shares of Company Common Stock and 800,000 shares of Preferred Stock, $.01 par value per share (collectively, "Company Preferred Stock"). As of May 19, 1995,
(i) 7,938,599 shares of Company Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable and were issued free of preemptive (or similar) rights, (ii) 32,000 shares of Company Common Stock were held in the treasury of the Company, (iii) an aggregate of 1,423,940 shares of Company Common Stock were reserved for issuance and issuable upon or otherwise deliverable in connection with the exercise of outstanding employee Options issued pursuant to the Plans (as defined in Section 3.1(l)) and (iv) an aggregate of 975,000 shares of Company Common Stock were reserved for issuance and issuable upon exercise of certain stock purchase warrants, including the Warrant. Since May 19, 1995, no options to purchase shares of Company Common Stock have been granted and no shares of Company Common Stock have been issued except for shares issued pursuant to the exercise of employee Options outstanding as of May 19, 1995. As of the date hereof, no shares of Company Preferred Stock are issued and outstanding. Except as set forth above and except as a result of the exercise of employee Options outstanding as of May 19, 1995, there are outstanding (i) no shares of capital stock or other voting securities of the Company, (ii) no securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or voting securities of the Company, (iii) no options or other rights to acquire from the Company or any subsidiary, and no obligation of the Company or any subsidiary to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of the Company or any subsidiary and (iv) no equity equivalents, interests in the ownership or earnings of the Company or any subsidiary or other similar rights (collectively, "Company Securities").
Except as set forth on Schedule 3.1(c) hereto, there are no outstanding obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, and there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any of its subsidiaries to which the Company or any of its subsidiaries is a party. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable and free of preemptive (or similar)

Exhibit 1                                Page 29 of 131 Pages

rights. There are no outstanding contractual obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or the capital stock of any subsidiary or, except as described in
Schedule 3.1(c) hereto, to provide funds to or make any investment (in the form of a loan, capital contribution, guarantee or otherwise) in any such subsidiary or any other entity. Except as set forth in Schedule 3.1(c) hereto, each of the outstanding shares of capital stock of each of the Company's subsidiaries is duly authorized, validly issued, fully paid and nonassessable and is owned free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges or other encumbrances of any nature whatsoever, except where the failure to own such shares free and clear could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Attached as Annex A hereto is a list of the subsidiaries of the Company and other entities in which the Company holds an equity interest which evidences the percentage of capital stock or other equity interests owned by the Company, directly or indirectly, in such subsidiaries or entities. Except for Mobile Datacom Corporation common stock, of which the Company on the date hereof owns 736,945 shares, representing 25% of its outstanding common stock, and except for CTS Common Stock, of which the Company (i) on the date hereof owns 3,340,000 shares, representing 33.56% of its outstanding common stock, (ii) following the full exercise of the warrant to purchase additional shares of CTS Common Stock (the "CTS Warrant"), will own 3,980,000 shares representing 37.58% of its outstanding common stock, and (iii) Page Telecommunications Inc., in which the Company has invested $70,000 in exchange for a warrant to purchase 20,000 shares of common stock and a $70,000 promissory note due 2003, and the Company does not own, directly or indirectly, less than a 50% equity interest in any other corporation, partnership, joint venture or other entity.

          (d) Authority Relative to Agreements. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to declare and make payment of the Spin-Off Distribution, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company, the consummation by the Company of the transactions contemplated hereby (other than the declaration and payment of the Spin-Off Distribution) have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate such transactions (other than the approval and adoption of the Merger and this Agreement by the holders of a majority of the outstanding shares of Company Common Stock, and, with respect to the Merger, the filing of appropriate merger documents as required by the DGCL and the declaration by the

Exhibit 1                                Page 30 of 131 Pages

Board of Directors of the Company of the Spin-Off Distribution). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by the other parties thereto, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms. The only vote required to authorize the Merger is the affirmative vote of a majority of the outstanding shares of Company Common Stock. The approval of the transactions contemplated by this Agreement, including the Merger, the Warrant Agreement and the grant of the Proxies, by the Board of Directors of the Company shall constitute, for the purposes of Section 203 of the DGCL, the approval of a "business combination" (as defined in Section 203 of the DGCL) between the Company and the Parent or any affiliate thereof.

          (e) No Conflict; Required Filings and Consents. (i) The execution, delivery and performance of this Agreement by the Company and the declaration and payment of the Spin-Off Distribution do not and will not: (A) conflict with or violate the Certificate of Incorporation or By-Laws of the Company or the equivalent organizational documents of any of its subsidiaries;
(B) assuming that all consents, approvals and authorizations contemplated by subsection (ii) below have been obtained and all filings described in such clauses have been made, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which its or any of their respective properties are bound or affected; or (C) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) or result in the loss of a benefit under, or give rise to any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of the Company or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties are bound or affected, except, in the case of clauses (B) and (C), for any such conflicts, violations, breaches, defaults or other occurrences which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has, and on the date the Board of Directors declares the Spin-Off Distribution and on the Spin-Off Distribution Payment Date (as defined below) will have, the ability to declare and pay the Spin-Off Distribution under Section 170 of the DGCL.

          (ii) The execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby by the Company do not and will not require

Exhibit 1                                Page 31 of 131 Pages

any consent, approval, authorization or permit of, action by, filing with or notification to, any court, administrative agency or commission, or entity created by rule, regulation or order of any commission or other governmental authority or other governmental authority or instrumentality, domestic or foreign (a "Governmental Entity"), except for: (A) the filing with the SEC of (1) a proxy statement in definitive form relating to the Stockholders' Meeting (such proxy statement as amended or supplemented from time to time, the "Proxy Statement") and (2) such other filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or the Securities Act of 1933, as amended (the "Securities Act"), as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith; (B) applicable filings, if any, pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"); (C) applicable permits, licenses, waivers, authorizations, approvals and certificates of public convenience and necessity ("Licenses"), including Licenses by the Federal Communications Commission ("FCC") and state public utility or public service commissions ("Public Utility Commissions") which are necessary to enable the Company and its subsidiaries to conduct their operations after the Merger in the manner heretofore conducted (collectively, the "Regulatory Requirements") and which are listed in Schedule 3.1(e) hereto;
(D) the filing and recordation of appropriate merger or other documents as required by the DGCL; (E) compliance with the statutory provisions and regulations relating to real property transfer gains taxes and real property transfer taxes; and (F) such consents, approvals, authorizations, permits, actions, filings or notifications which the failure to make or obtain could not individually or in the aggregate reasonably be expected to (x) prevent consummation of Merger or materially delay the Merger, (y) otherwise prevent or delay the Company from performing its obligations under this Agreement or (z) individually or in the aggregate, have a Material Adverse Effect.

          (f) Compliance. The Company and its subsidiaries hold all Licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary or appropriate for the operation of the businesses of the Company and each subsidiary, except to the extent the failure to hold such will not have a Material Adverse Effect on the Company or any such subsidiary. Neither the Company nor any of its subsidiaries is in conflict with, or in default or violation of, (i) any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which its or any of their respective properties are bound or affected, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, License, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or

Exhibit 1                                Page 32 of 131 Pages

any of its subsidiaries or its or any of their respective properties are bound or affected, except for any such conflicts, defaults or violations which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse
Effect on the Company or any such subsidiary.

          (g) SEC Filings; Financial Statements. (i) The Company, each of its then or current subsidiaries (to the extent applicable) and, to the best knowledge of the Company, CTS, have filed all forms, reports, statements and documents required to be filed with the SEC since January 1, 1992 (collectively, the "SEC Reports"), each of which has complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as applicable, each as in effect on the date so filed. The Company has delivered to the Parent, in the form filed with the SEC (including any amendments thereto), (A) its (and, to the extent applicable, its subsidiaries') Annual Reports on Form 10-K for each of the three fiscal years ended December 31, 1992, 1993 and 1994, and the Quarterly Report on Form 10-Q for the quarter ended March 31, 1995 (the "March 1995 10-Q") (B) all definitive proxy statements relating to the Company's (and such subsidiaries') meetings of stockholders (whether annual or special) held since January 1, 1992 and (C) all other reports or registration statements filed by the Company (and such subsidiaries) with the SEC since January 1, 1992. None of such forms, reports or documents (including but not limited to any financial statements or schedules included or incorporated by reference therein) filed by the Company and its then or current subsidiaries contained, when filed, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Except to the extent revised or superseded by a subsequent filing with the SEC (a copy of which has been provided to the Parent prior to the date hereof), none of the SEC Reports filed by the Company since December 31, 1994 and prior to the date hereof contains any untrue statement of a material fact or omits to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          (ii) Each of the audited and unaudited consolidated interim financial statements of the Company (including, in each case, any related notes thereto) included in its Annual Reports on Form 10-K for each of the three fiscal years ended
December 31, 1992, 1993 and 1994, and in the March 1995 10-Q, which have previously been furnished to the Parent, complies as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the

Exhibit 1                                Page 33 of 131 Pages

SEC with respect thereto, has been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and each fairly presents the consolidated financial position of the Company and its subsidiaries at the respective dates thereof and the consolidated results of its operations and changes in cash flows for the periods indicated.

          (iii) Except as and to the extent set forth on the consolidated balance sheet of the Company and its subsidiaries at December 31, 1994, including the notes thereto, neither the Company nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected on a balance sheet or in the notes thereto prepared in accordance with generally accepted accounting principles, except for liabilities or obligations incurred in the ordinary course of business since December 31, 1994 which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

          (iv) The Company has heretofore furnished to the Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC, to agreements, documents or other instruments which previously were filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act or which would be required to be so filed in connection with the filing of any annual or interim report or registration statement.

          (h) Information Supplied. The Proxy Statement (or any amendment thereof or supplement thereto) will, at the date of mailing to stockholders of the Company and at the time of the Stockholders' Meeting to be held in connection with the Merger, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to statements made therein based on information supplied by the Parent or the Purchaser in writing for inclusion in the Proxy Statement. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

          (i) Absence of Certain Changes or Events. Since December 31, 1994, except as contemplated by this Agreement, as set forth on Schedule 3.1(i) hereto or disclosed in the SEC Reports filed since that date and up to the date of this Agreement, the Company and its subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent

Exhibit 1                                Page 34 of 131 Pages

with past practice and, since such date, there has not been (i) any condition, event or occurrence which, individually or in the aggregate, has had, or could reasonably be expected to have, a Material Adverse Effect, (ii) any termination or cancellation of, or any modification to, any agreement, arrangement or understanding pursuant to which the Company purchases or has the right to purchase cellular telephone service, or to any other agreement, arrangement or understanding which is material to the Company or to any subsidiary thereof, which is or could reasonably be expected to be adverse to the Company, any subsidiary of the Company, the Parent or the Purchaser, (iii) any change by the Company in its accounting methods, principles or practices, (iv) any revaluation by the Company of any of its material assets, including but not limited to writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business, (v) any entry by the Company or any of its subsidiaries into any commitment or transactions material to the Company or any such subsidiary, (vi) except for the Spin-Off Distribution, any declaration, setting aside or payment of any dividends or distributions in respect of the shares of Company Common Stock or any redemption, purchase or other acquisition of any of its securities, or (vii) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan or agreement or arrangement, or any other increase in the compensation payable or to become payable to any officers or key employees of the Company or any of its subsidiaries.

          (j) Absence of Litigation. Except as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, there are no suits, claims, actions, proceedings or investigations pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries, or any properties or rights of the Company or any of its subsidiaries, or, to the best knowledge of the Company, against CTS in circumstances in which a claim against the Company, as a controlling person or otherwise, is possible, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign, that (i) individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect or (ii) seek to delay or prevent the consummation of the transactions contemplated hereby. As of the date hereof, neither the Company nor any of its subsidiaries nor any of their respective properties is or are subject to any order, writ, judgment, injunction, decree, determination or award having, or which could reasonably be expected to have, a Material Adverse Effect or which could prevent or delay the consummation of the transactions contemplated hereby.

Exhibit 1                                Page 35 of 131 Pages

          (k) Employment and Labor Contracts. (i) Except as disclosed in the SEC Reports or on Schedule 3.1(k) hereto, there exist no employment, consulting, severance or indemnification agreements between the Company and any current or former director, officer or employee of the Company pursuant to which the Company has, or may have, obligations as of the date hereof, and no such person is entitled to any severance benefits from the Company or any of its subsidiaries.

          (ii) Neither the Company nor any of its subsidiaries is a party to any collective bargaining agreement. Since
January 1, 1992, neither the Company nor any of its subsidiaries has (x) had any employees strikes, work stoppages, slowdowns or lockouts or (y) received any requests for certifications of bargaining units or any other requests for collective bargaining.

          (l) Employee Benefit Plans. With respect to all the employee benefit plans, programs and arrangements maintained for the benefit of any current or former employee, officer or director of the Company or any subsidiary of the Company (collectively, the "Plans") and to all the employment, consulting, severance, change-in-control, termination, compensation, collective bargaining or indemnification agreements, arrangements or understandings between the Company or any of its subsidiaries and any current or former employee, officer or director of the Company or any of its subsidiaries (collectively, the "Employment Arrangements"), except as set forth in the SEC Reports or in the attached Schedule 3.1(l) hereto and except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) there has not been any adoption or amendment by the Company or any of its subsidiaries of any Plan; (ii) there exists no Employment Arrangement; (iii) none of the Plans is a multiemployer plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"); (iv) none of the Plans promises or provides retiree medical or life insurance benefits to any person, except as otherwise required by law in the applicable jurisdiction and, outside of the United States, in accordance with local custom and practice; (v) each Plan intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, has received a favorable determination letter from the Internal Revenue Service that it is so qualified and nothing has occurred since the date of such letter that could reasonably be expected to affect the qualified status of such Plan; (vi) each Plan has been operated in all respects in accordance with its terms and the requirements of applicable law;
(vii) neither the Company nor any subsidiary of the Company has incurred any direct or indirect liability under, arising out of or by operation of Title IV of ERISA in connection with the termination of, or withdrawal from, any Plan or other retirement plan or arrangement, and no fact or event exists that could

Exhibit 1                                Page 36 of 131 Pages

reasonably be expected to give rise to any such liability; (viii) the Company and its subsidiaries have not incurred any liability under, and have complied in all respects with, the Worker Adjustment Retraining Notification Act, and no fact or event exists that could give rise to liability under such Act; and (ix) no Plan or Employment Arrangement exists which could result in the payment to any current, former or future director or employee of the Company or any commonly controlled entity of any money or other property or rights or accelerate or provide any other rights or benefits to any such employee or director as a result of the transactions contemplated by this Agreement, whether or not such payment, acceleration or provision would constitute a "parachute payment" (within the meaning of Section 280G of the Code) or whether or not some other subsequent action or event would be required to cause such payment, acceleration or provision to be triggered. Except as set forth in the SEC Reports, the aggregate accumulated benefit obligations of each Plan subject to Title IV of ERISA (as of the date of the most recent actuarial valuation prepared for such Plan) do not exceed the fair market value of the assets of such Plan (as of the date of such valuation).

          (m) Tax Matters. (i) Except as set forth in the SEC Reports filed prior to the date of this Agreement or in Schedule 3.1(m), (A) the Company and its subsidiaries have filed, been included in or sent, all material returns, material declarations and reports and information returns and statements required to be filed or sent by any of them relating to any Taxes (as defined below) with respect to any material income, properties or operations of the Company or any of its subsidiaries (collectively, "Returns"); (B) as of the time of filing, the Returns correctly reflected in all material respects the facts regarding the income, business, assets, operations, activities and status of the Company and its subsidiaries and any other material information required to be shown therein; (C) the Company and its subsidiaries have timely paid or made provision for all material Taxes that have been shown as due and payable on the Returns that have been filed; (D) the Company and its subsidiaries have made or will make provision for all material Taxes payable for any periods that end before the Effective Time for which no Returns have yet been filed and for any periods that begin before the Effective Time and end after the Effective Time to the extent such Taxes are attributable to the portion of any such period ending at the Effective Time; (E) the charges, accruals and reserves for taxes reflected on the books of the Company and its subsidiaries are adequate under generally accepted accounting principles to cover the Tax liabilities accruing or payable by the Company and its subsidiaries in respect of periods prior to the date hereof; (F) neither the Company nor any of its subsidiaries is delinquent in the payment of any material Taxes or has requested any extension of time

Exhibit 1                                Page 37 of 131 Pages

within which to file or send any material Return (other than extensions granted to the Company for the filing of its Returns as set forth in Schedule 3.1(m)), which Return has not since been filed or sent; (G) no material deficiency for any Taxes has been proposed, asserted or assessed in writing against the Company or any of its subsidiaries (or any member of any affiliated or combined group of which the Company or any of its subsidiaries is or has been a member for which either the Company or any of its subsidiaries could be liable) other than those Taxes being contested in good faith by appropriate proceedings and set forth in Schedule 3.1(m) (which shall set forth the nature of the proceeding, the type of return, the deficiencies proposed, asserted or assessed and the amount thereof, and the taxable year in question); (H) neither the Company nor any of its subsidiaries has granted any extension of the limitation period applicable to any material Tax claims other than those Taxes being contested in good faith by appropriate proceedings; (I) neither the Company nor any of its subsidiaries is subject to liability for Taxes of any person (other than the Company or its subsidiaries), including, without limitation, liability arising from the application of U.S. Treasury Regulation section 1.1502-6 or any analogous provision of state, local or foreign law; and
(J) neither the Company nor any of its subsidiaries is or has been a party to any material tax sharing agreement with any corporation which is not currently a member of the affiliated group of which the Company is currently a member.

          (ii) "Tax" means with respect to any person (A) any net income, gross income, gross receipts, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, value-added, windfall profits, custom duty or other tax, governmental fee, capital stock, social security (or similar), unemployment, disability, transfer, registration, alternative or add-on minimum, estimated or other like assessment or charge of any kind whatsoever, together with any interest and any penalty, addition to tax or additional amount imposed by any taxing authority (domestic or foreign) on such person and (B) any liability of the Company or any subsidiary for the payment of any amount of the type described in clause (i) as a result of being a member of an affiliated or combined group.

          (iii) The Company's tax basis in the shares of CTS Common Stock is equal to $2,750,782, and the Company holds such shares as a long-term capital asset. The Company's tax basis in the shares of CTS Common Stock to be acquired prior to the Effective Time upon exercise of the CTS Warrant will be $1,600,000.

          (n) Intellectual Property. Except to the extent that the inaccuracy of any of the following (or the circumstances

Exhibit 1                                Page 38 of 131 Pages

giving rise to such inaccuracy), individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect: (a) the Company and each of its subsidiaries owns, or is licensed to use (in each case, clear of any liens or encumbrances of any kind), all Intellectual Property (as defined below) used in or necessary for the conduct of its business as currently conducted; (b) the use of any Intellectual Property by the Company and its subsidiaries does not infringe on or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which the Company or any subsidiary acquired the right to use any Intellectual Property; and (c) to the knowledge of the Company, no person is challenging, infringing on or otherwise violating any right of the Company or any of its subsidiaries with respect to any Intellectual Property owned by and/or licensed to the Company and its subsidiaries. For purposes of this Agreement "Intellectual Property" shall mean trademarks, service marks, brand names and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not in any jurisdiction; patents, applications for patents (including, without limitation, divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not in any jurisdiction; registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; any similar intellectual property or proprietary rights; and any claims or causes of action arising out of or relating to any infringement or misappropriation of any of the foregoing.

          (o) Environmental Matters. Except as disclosed in the SEC Reports filed prior to the date of this Agreement, there are no Environmental Liabilities (as defined below) of the Company or any of its subsidiaries which would, individually or in the aggregate, have a Material Adverse Effect. As used in this Agreement, "Environmental Laws" means any and all federal, state, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decisions, injunctions, orders, decrees, requirements of any Governmental Entity, any and all common law requirements, rules and bases of liability regulating, relating to or imposing liability or standards of conduct concerning pollution, Hazardous Materials or protection of human health or the environment, as now or may at any time hereafter be in effect. "Environmental Liabilities" with respect to any person means any and all liabilities of or relating to such person or

Exhibit 1                                Page 39 of 131 Pages

any of its subsidiaries (including any entity which is, in whole or in part, a predecessor of such person or any of such subsidiaries), whether vested or unvested, contingent or fixed, actual or potential, known or unknown, which (i) arise under or relate to matters covered by Environmental Laws and (ii) relate to actions occurring or conditions existing on or prior to the Closing Date. "Hazardous Materials" means any hazardous or toxic substances, materials or wastes, defined, listed, classified or regulated as such in or under any Environmental Laws, including, without limitation, asbestos, petroleum or petroleum products (including gasoline, crude oil or any fraction thereof), polychlorinated biphenyls, and urea-formaldehyde insulation.

          (p) Spin-Off Distribution. The Company will have, on the date the Spin-Off Distribution is declared, and on the Spin-Off Distribution Payment Date, sufficient surplus, or if there shall be no such surplus, net profits for the current fiscal year and/or preceding fiscal year, to make the Spin-Off Distribution.

          (q) Transactions with Affiliates. Except as set forth on Schedule 3.1(q) hereto, there are no contracts, agreements, arrangements or understandings of any kind between CTS or any other affiliate of the Company, on the one hand, and the Company or any subsidiary of the Company, on the other hand.

          (r) Opinion of Financial Advisor. On the date hereof, the Company has received the opinion of Paine Webber Incorporated to the effect that, in the context of the transactions contemplated hereby, the Merger Consideration is fair to the stockholders of the Company from a financial point of view.

          (s) Brokers. No broker, finder or investment banker (other than Paine Webber Incorporated) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company. The Company has heretofore furnished to the Parent a complete and correct copy of all agreements between the Company and Paine Webber Incorporated pursuant to which such firm would be entitled to any payment relating to the transactions contemplated by this Agreement.

          SECTION 3.2  Representations and Warranties of the
Parent and the Purchaser. The Parent and the Purchaser hereby, jointly and severally, represent and warrant to the Company as follows:

          (a) Corporate Organization. Each of the Parent and the Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority and any necessary

Exhibit 1                                Page 40 of 131 Pages

governmental authority to own, operate or lease its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority and governmental approvals could not, individually or in the aggregate, reasonably be expected to prevent the consummation of the Merger.

          (b) Authority Relative to Agreements. Each of the Parent and the Purchaser has all necessary corporate power and authority to enter into this Agreement to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of the Parent and the Purchaser and, subject to Section 5.2(e), the consummation by each of the Parent and the Purchaser of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Parent and the Purchaser, and no other corporate proceedings on the part of the Parent and the Purchaser are necessary to authorize this Agreement or to consummate such transactions, other than filing and recordation of appropriate merger documents as required by the DGCL and the approval of the Board of Directors of the Parent. This Agreement has been duly executed and delivered by each of the Parent and the Purchaser and, assuming due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of each such corporation enforceable against such corporation in accordance with its terms.

          (c) No Conflict; Required Filings and Consents. (i) The execution, delivery and performance of this Agreement by the Parent and the Purchaser do not and will not: (A) conflict with or violate the respective certificates of incorporation or by-laws of the Parent or the Purchaser, as the case may be; (B) assuming that all consents, approvals and authorizations contemplated by subsection (ii) below have been obtained and all filings described in such subsection have been made, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Parent or the Purchaser or by which either of them or their respective properties are bound or affected; or (C) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) or result in the loss of a material benefit under, or give rise to any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the property or assets of the Parent or the Purchaser pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, License, franchise or other instrument or obligation to which the Parent or the Purchaser is a party or by which the Parent or the Purchaser or any of their respective properties are bound or affected, except, in the case of clauses (B) and (C), for any

Exhibit 1                                Page 41 of 131 Pages

such conflicts, violations, breaches, defaults or other occurrences which could not, individually or in the aggregate, reasonably be expected to prevent the consummation of the Merger.

          (ii) The execution, delivery and performance of this Agreement by the Parent and the Purchaser and the consummation of the transactions contemplated hereby by the Parent and the Purchaser do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for: (A) applicable filings, if any, pursuant to HSR, (B) applicable requirements, if any, under any License, including any License by the FCC or any Public Utility Commission, (C) the filing and recordation of appropriate merger or other documents as required by the DGCL, (D) compliance with the statutory provisions and regulations relating to any real property transfer gains tax or real property transfer tax, (E) applicable filings under state anti-takeover laws and (F) such consents, approvals, authorizations, permits, actions, filings or notifications the failure of which to make or obtain could not, individually or in the aggregate, reasonably be expected to prevent the consummation of the Merger.

          (d) Information Supplied. None of the information supplied or to be supplied by the Parent or the Purchaser for inclusion or incorporation by reference in the Proxy Statement will, at the date of mailing to stockholders and at the time of the Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          (e) Financing. Either the Parent or the Purchaser has, or will have prior to the satisfaction of the conditions to the Merger, sufficient funds available (through existing credit arrangements or otherwise) to deliver the Merger Consideration with respect to all of the shares of Company Common Stock.

          (f)  Brokers.  No broker, finder or investment banker
(other than Lazard Freres & Company, LLC) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Parent or the Purchaser.

                                ARTICLE IV

          CONDUCT OF BUSINESS PENDING THE MERGER; OTHER COVENANTS

          SECTION 4.1  Conduct of Business of the Company Pending

Exhibit 1                                Page 42 of 131 Pages

the Merger. The Company covenants and agrees that, during the period from the date hereof to the Effective Time, except pursuant to the terms hereof, or unless the Parent shall otherwise agree in writing, the businesses of the Company and its subsidiaries shall be conducted only in, and the Company shall not take any action and its subsidiaries shall not take any action except in the ordinary course of business and in a manner consistent with past practice and in compliance with applicable laws; and the Company and its subsidiaries shall each use its best efforts to preserve intact the business organization of the Company and its subsidiaries, to keep available the services of the present officers, employees and consultants of the Company and its subsidiaries and to preserve the present relationships of the Company and its subsidiaries with customers, providers of cellular telephone service and other suppliers and other persons with which the Company or any of its subsidiaries has significant business relations. By way of amplification and not limitation, neither the Company nor any of its subsidiaries shall, between the date of this Agreement and the Effective Time, directly or indirectly do, or propose or commit to do, any of the following without the prior written consent of the Parent:

          (a) (i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock (except (x) the Spin-Off Distribution or (y) dividends and distributions by a wholly owned subsidiary of the Company to its parent), (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or
     (iii) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (except for the cashless exercise of the Warrant);

          (b) authorize for issuance, issue, deliver, sell or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), pledge or otherwise encumber any shares of its capital stock or the capital stock of any of its subsidiaries, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or any other securities or equity equivalents (including without limitation stock appreciation rights) (other than sales of capital stock of any wholly owned subsidiary of the Company to the Company or another wholly owned subsidiary of the Company); provided, however, and not in limitation of the foregoing, no additional equity securities or rights to

Exhibit 1                                Page 43 of 131 Pages

     purchase equity securities will be granted after the date hereof;

          (c) except to the extent required under existing Plans or Employment Arrangements as in effect on the date of this Agreement, (i) increase the compensation or fringe benefits of any of its directors, officers or employees, except for increases in salary or wages of employees of the Company or its subsidiaries who are not officers of the Company in the ordinary course of business in accordance with past practice, or (ii) grant any severance or termination pay not currently required to be paid under existing Plans, or (iii) enter into any Employment Arrangement with any present or former director level or other equivalent or more senior officer or employee, or, other than in the ordinary course of business consistent with past practice, any other employee of the Company or any of its subsidiaries, or (iv) establish, adopt, enter into or amend or terminate any Plan or Employment Arrangement or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees except to the extent amendment or termination is necessary or desirable to effectuate the provisions herein and the purposes of
     Section 2.3;

          (d) amend its Certificate of Incorporation, By-Laws or other comparable charter or organizational documents or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any subsidiary of the Company;

          (e) acquire or agree to acquire (i) by merging or consolidating with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (ii) any assets that are material, individually or in the aggregate, to the Company and its subsidiaries taken as a whole, except purchases of cellular telephone minutes in the ordinary course of business consistent with past practice and except for the exercise of the CTS Warrant;

          (f) sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets, except sales of (i) cellular telephone minutes and cellular telephone equipment in the ordinary course of business consistent with past practice,
     (ii) sales of accounts receivable in the ordinary course of business consistent with past practice, and (iii) in connection with capital expenditures permitted to be

Exhibit 1                                Page 44 of 131 Pages

     expended by the Company pursuant to Section 4.1(h);

          (g) (i) except as set forth on Schedule 4.1(g) hereto, incur any indebtedness for borrowed money or guarantee any such indebtedness of another person (other than guarantees by the Company in favor of any of its wholly owned subsidiaries or by any of its subsidiaries in favor of the Company), issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice or (ii) make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any direct or indirect wholly owned subsidiary of the Company, except for the exercise of the CTS Warrant;

          (h) expend funds for capital expenditures other than in accordance with the Company's current capital expenditure plans (which plans shall have been disclosed in writing to the Parent on or prior to the date hereof) or replace or modify the Company's billing system, whether or not such replacement or modification was included in current capital expenditure plans and/or disclosed in writing to the Parent;

          (i) enter into or amend, supplement or otherwise modify any agreement, arrangement or understanding other than in the ordinary course of business, consistent with past practice, except that the Warrant may be amended to provide that in the event of a cashless exercise of the Warrant upon a Change of Control (as defined therein), in addition to receiving the excess of the Merger Consideration over the exercise price, Mr. Adelson will be entitled to receive the number of shares of CTS Common Stock which he would have received in the Spin-Off Distribution had he exercised the Warrant in full prior to the Spin-Off Distribution Record Date;

          (j) (A) waive, release, grant or transfer any rights, or extend or modify or change in any material respect any services agreement or other arrangement or understanding with CTS or any subsidiary of CTS, or enter into any additional agreement, arrangement or understanding with CTS or any subsidiary of CTS, in each case, except for extensions up to the date of the Effective Time of any existing agreement which would otherwise expire before then, or (B) waive, release, grant or transfer any rights of

Exhibit 1                                Page 45 of 131 Pages

     value, or extend or modify or change in any material respect any existing, or enter into any additional, license, lease, contract or other document, other than in the ordinary course of business consistent with past practice;

          (k) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or reorganization;

          (l) recognize any labor union (unless legally required to do so) or enter into or amend any collective bargaining agreement;

          (m) change any accounting principle used by it, unless required by the SEC or the Financial Accounting Standards
     Board;

          (n) make any Tax election or settle or compromise any income Tax liability or file any federal income tax return prior to the last day (including extensions) prescribed by law, in the case of any of the foregoing, material to the business, financial condition or results of operations of the Company and its subsidiaries taken as a whole;

          (o) settle or compromise any litigation in which the Company or any subsidiary is a defendant (whether or not commenced prior to the date of this Agreement) or settle, pay or compromise any claims not required to be paid, which payments are individually in an amount in excess of $500,000 and in the aggregate in an amount in excess of $1,000,000; and

          (p) authorize any of, or commit or agree to take any of, the foregoing actions.

          SECTION 4.2 Conduct of Business of the Purchaser. The Purchaser has not engaged, and during the period from the date of this Agreement to the Effective Time, the Purchaser shall not engage, in any activities of any nature except as provided in, or in connection with the transactions contemplated by, this Agreement.

          SECTION 4.3 Preparation of Proxy Statement. The Company shall promptly prepare and file with the SEC a preliminary proxy statement relating to the Merger and this Agreement and use its best efforts (x) to obtain and furnish the information required to be included by the SEC in the Proxy Statement (as hereinafter defined) and, after consultation with the Parent, to respond promptly to any comments made by the SEC with respect to the preliminary proxy statement and cause a

Exhibit 1                                Page 46 of 131 Pages

definitive proxy statement (the "Proxy Statement") to be mailed to its stockholders and (y) to obtain the necessary approvals of the Merger and this Agreement by its stockholders.

          SECTION 4.4  Access to Information; Confidentiality.

     (a) From the date hereof to the Effective Time, the Company shall, and shall cause its subsidiaries, officers, directors, employees, auditors and other agents to, afford the officers, employees, auditors and other agents of the Parent, complete access at all reasonable times to its officers, employees, agents, properties, offices, plants and other facilities and to all books and records, and shall furnish the Parent and such other persons with all financial, operating and other data and information as the Parent, through its officers, employees or agents may from time to time request.

          (b) Each of the Parent and the Purchaser will hold and will cause its officers, employees, auditors and other agents to hold in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law or regulation (in which event the Parent shall give prompt notice thereof to the Company), all documents and information concerning the Company and its subsidiaries furnished to the Parent or the Purchaser in connection with the transactions contemplated in this Agreement (except to the extent that such information can be shown to have been (i) previously known by the Parent or the Purchaser from sources other than the Company, or its directors, officers, auditors or other agents, (ii) in the public domain through no fault of the Parent or the Purchaser or (iii) lawfully acquired by the Parent or the Purchaser on a non-confidential basis from sources who are not known by the Parent or the Purchaser to be bound by a confidentiality agreement or otherwise prohibited from transmitting the information to the Parent or the Purchaser by a contractual, legal or fiduciary obligation) and will not release or disclose such information to any other person, unless compelled to disclose by judicial or administrative process or by other requirements of law or regulation (in which event the Parent shall give prompt notice thereof to the Company), except its auditors and other advisors in connection with this Agreement who need to know such information. If the transactions contemplated by this Agreement are not consummated, such confidence shall be maintained for a period of two years from the date hereof and, if requested by or on behalf of the Company, the Parent and the Purchaser will, and will cause their auditors and other agents to, return to the Company or destroy all copies of written information furnished by the Company to the Parent and the Purchaser or their agents, representatives or advisors. It is understood that the Parent and the Purchaser shall be deemed to have satisfied their obligation to hold such information confidential in accordance

Exhibit 1                                Page 47 of 131 Pages

herewith if they exercise the same care as they take to preserve confidentiality for their own similar information. The provisions of this Section 4.4(b) replace and supersede the obligations of the Parent set forth in any confidentiality agreement previously entered into between the Parent and the Company.

          (c) No investigation pursuant to this Section 4.4 shall affect any representations or warranties of the parties herein or the conditions to the obligations of the parties hereto.

          SECTION 4.5 No Solicitation. Neither the Company nor any of its subsidiaries shall, nor shall the Company or any of its subsidiaries authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to solicit, encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Transaction Proposal (as defined below), or enter into or maintain or continue discussions or negotiate with any person in furtherance of such inquiries or to obtain a Transaction Proposal, or agree to or endorse any Transaction Proposal, and the Company shall notify the Parent orally (within one business day) and in writing (as promptly as practicable), in reasonable detail, as to any inquiries and proposals which it or any of its subsidiaries or any of their respective representatives or agents may receive; provided, however, that (i) the Company may furnish or cause to be furnished information concerning the Company and its businesses, properties or assets to a third party, and (ii) the Company may engage in discussions or negotiations with a third party if, and only to the extent that (A) the Board of Directors of the Company shall conclude in good faith on the basis of advice from outside counsel that such action is required in order for the Board of Directors of the Company to satisfy its fiduciary obligations under applicable law and (B) prior to taking any of the foregoing actions referred to in clauses (i) or
(ii) above, the Company provides reasonable notice (no less than one business day) to and keeps the Parent informed, on a current basis, with respect to such action and obtains a confidentiality agreement from the third party substantially the same as that obtained from the Parent prior to delivering to any such person any non-public information. As used herein, the term "Transaction Proposal" means (x) any acquisition or purchase of a substantial amount of assets of, or any equity interest in, the Company or any of its subsidiaries or any tender offer (including a self tender offer) or exchange offer, merger, consolidation, business combination, sale of substantially all assets, sale of securities, recapitalization, liquidation, dissolution or similar

Exhibit 1                                Page 48 of 131 Pages

transaction involving the Company or any of its subsidiaries (other than the transactions contemplated hereby) or any other transaction the consummation of which would or could reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the Merger or the other transactions contemplated hereby or (y) any proposal, plan or intention to do any of the foregoing either publicly announced or communicated to the Company or any agreement to engage in any of the foregoing. The Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. This section shall not prohibit accurate disclosure by the Company in any document that is required to be filed by the Company with the SEC.

          SECTION 4.6 Employee Benefits Matters. (a) The Parent agrees that, during the period commencing at the Effective Time and ending on December 31, 1995, the employees of the Company and its subsidiaries (other than those employees covered by a collective bargaining agreement) will continue to be provided with employee benefit plans which in the aggregate are substantially comparable to those currently provided by the Company and its subsidiaries to such employees (other than plans
involving or related to the securities of the Company).   Subject
to the foregoing, nothing herein shall (i) prevent the amendment or termination of any such plan, program or arrangement, (ii) interfere with the Surviving Corporation's right or obligation to take any action or refrain from taking any action which the Company could take or refrain from taking prior to the Effective Time. In addition, in administering such plans, programs or arrangements, the Parent may cause a reduction of benefits under any such plans, programs or arrangements to the extent necessary to avoid duplication of benefits with respect to the same covered matter or years of service.

          SECTION 4.7 Directors' and Officers' Indemnification and Insurance. (a) The By-Laws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in the By-laws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers, agents or employees of the Company or otherwise entitled to indemnification pursuant to the Company's By-Laws. In the event that the Surviving Corporation transfers all or substantially all of its operations, the Parent shall guarantee, or shall cause MCI Telecommunications, Inc. to guarantee, the obligations of the Surviving Corporation under this Section 4.7(a).

          (b)  The Parent shall cause to be maintained in effect

Exhibit 1                                Page 49 of 131 Pages

for six years from the Effective Time the current policies of the directors' and officers' liability insurance maintained by the Company (provided that the Parent may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less advantageous) with respect to matters occurring prior to the Effective Time to the extent available; provided, however, that in no event shall the Parent or the Surviving Corporation be required to expend more than an amount per year equal to 150% of current annual premiums paid by the Company to maintain or procure insurance coverage pursuant hereto.

          SECTION 4.8  Further Action; Reasonable Best Efforts.

Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including but not limited to (i) cooperation in the preparation and filing of the Proxy Statement, any required filings under the HSR Act and other Regulatory Requirements, and any amendments to any thereof and (ii) using its reasonable best efforts to make all required regulatory filings and applications and to obtain all Licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and its subsidiaries as are necessary for the consummation of the transactions contemplated by this Agreement and to fulfill the conditions to the Merger. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable best efforts to take all such necessary action. In addition, the Company shall cause senior management of the Company and its subsidiaries to cooperate in good faith with representatives of the Parent in identifying transition issues and formulating plans and strategies to address any such issues.

          SECTION 4.9 Public Announcements. The Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with its securities exchange or quotation system.

          SECTION 4.10 Taxes. Any liability with respect to taxes specified in Section 4.14 hereof that are incurred in connection with the Merger shall be borne by the Company and expressly shall not be a liability of the stockholders of the

Exhibit 1                                Page 50 of 131 Pages

Company.

          SECTION 4.11 Spin-Off Distribution. (a) After the Proxy Statement has been mailed to the Stockholders of the Company but prior to the tenth day before the date of the Stockholders' Meeting, the Board of Directors of the Company shall declare a distribution (the "Spin-Off Distribution") of CTS Common Stock to the holders of Company Common Stock, which distribution shall be payable, contingent on the satisfaction or waiver of the conditions hereto, other than the conditions set forth in Section 5.2(d), in an amount per share of Company Common Stock as follows, in each case subject to Section 4.11(b): (i) if the average closing market price of CTS Common Stock on each of the three trading-days ending on the Spin-Off Distribution Record Date (as defined below) (the "Distribution Price") is equal to or less than $22.00 per share, then each share of Company Common Stock shall be entitled to receive that number of shares of CTS Common Stock equal to the quotient obtained by dividing 3,980,000 by the sum of the then outstanding shares of Company Common Stock and the shares of Company Common Stock then reserved for issuance upon exercise of Options, the Warrant and the warrant held by Jay Brown, and (ii) if the Distribution Price per share is more than $22.00 per share, then each share of Company Common Stock shall be entitled to receive that number of shares of CTS Common Stock equal to the quotient obtained by dividing (A) (x) the number of shares which, based on the Distribution Price, have an aggregate value equal to the product of $22.00 times 3,980,000, plus (y) the number of shares which, based on the Distribution Price, have an aggregate value equal to the product of 60% of the difference between the Distribution Price and $22.00 times 3,980,000 by (B) the sum of the then outstanding shares of Company Common Stock and the shares of Company Common Stock then reserved for issuance upon exercise of Options, the Warrant and the warrant held by Jay Brown. In the event of any stock split, combination, reclassification, share dividend or other event similarly altering or affecting the value of CTS Common Stock, the foregoing shall be adjusted to the extent deemed appropriate by the Board of Directors of the Company, and subject to the reasonable approval of the Parent, to carry out fully the purposes and intents hereof. The resolutions of the Board of Directors declaring the Spin-Off Distributions and setting forth the terms and conditions described above shall in form and substance be reasonably satisfactory to the Parent.

          (b) In no event will any fractional shares be delivered in the Spin-Off Distribution, and in lieu of fractional shares, the Company shall deliver cash to each holder who would otherwise be entitled to a fractional share in an amount equal to the Distribution Price times such fraction, rounded to the nearest $0.01.

Exhibit 1                                Page 51 of 131 Pages

          (c)  The Company agrees that until the Spin-Off
Distribution has occurred, the resolutions of the Board of Directors of the Company pursuant to which the Spin-Off
Distribution is to be declared shall not be terminated, modified, amended or supplemented without the consent of the Parent if the Parent would be adversely affected thereby.

          (d) The Spin-Off Distribution shall occur after the Merger has been approved by the stockholders of the Company and the satisfaction of any other conditions set forth herein (other than as set forth in Section 5.2(d)) and immediately prior to the Effective Time (the "Spin-Off Distribution Payment Date") and be payable to holders of record of Company Common Stock at the close of business on the date immediately preceding the Spin-Off Distribution Payment Date (the "Spin-Off Record Date").

          (e) The Company shall promptly prepare and submit a no-action request letter to the SEC requesting the Division of Corporate Finance of the SEC to confirm that (i) it would not recommend enforcement action to the SEC if the Spin-Off Distribution were effected without registration under the Securities Act, (ii) the shares of CTS Common Stock received in the distribution by stockholders of the Company would not be "restricted securities" within the meaning of Rule 144(a)(3) of the Securities Act, and (iii) such other matters as are customarily requested in effecting distributions of shares in similar circumstances. The Company shall exercise its best efforts to obtain a no-action letter confirming the foregoing and, unless such letter includes terms and conditions that are not customary and that are not reasonably satisfactory to the Company, to comply with any conditions imposed by the Division of Corporate Finance in connection therewith. Prior to submitting any such request, the Company will provide counsel to the Purchaser with the opportunity to review and comment thereon, and the Company will cooperate in good faith in responding to any such comments. The Company will promptly furnish to the Parent and its counsel copies of all correspondence with the SEC in connection with the Spin-Off Distribution.

          (f) In the event that the Division of Corporate Finance declines to issue a no-action letter in response to the request described in Section 4.11(e) above, or issues a letter with other than customary terms and conditions which are not reasonably satisfactory to the Parent or the Company, so that the conditions set forth in Sections 5.2(d) and 5.3(c) below cannot be satisfied, then, at the Parent's request, the Company will use its best efforts to enter into a registration rights agreement with CTS on terms and conditions satisfactory to Parent pursuant to which CTS will promptly prepare and file a registration statement (the "CTS Registration Statement") with respect to the CTS Common Stock with the SEC and exercise best efforts to cause

Exhibit 1                                Page 52 of 131 Pages

such registration statement to be declared effective by the SEC as promptly as practicable, and the Company will use its best efforts to cause the prospectus contained within the CTS Registration Statement to be mailed to the Company's stockholders as promptly as practicable after the CTS Registration Statement is declared effective. The Company hereby covenants that the CTS Registration Statement, at the time it is declared effective, and any amendments or supplements thereto, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they were made, not misleading, and shall comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations promulgated thereunder. Any registration rights agreement with CTS will require that, prior to filing the CTS Registration Statement or any amendment thereto, CTS will provide the Purchaser and its counsel the opportunity to review and comment thereon, and CTS will cooperate in good faith in responding to any such comments. Any registration rights agreement with CTS will also provide the Purchaser and its legal, financial and other advisors the opportunity to conduct such legal, financial and business due diligence with respect to CTS as they shall reasonably request and that CTS will use its best efforts to cause to be delivered to the Company a letter of Ernst & Young LLP, the independent auditors of CTS, dated a date within two business days of the date on which the registration statement shall become effective and addressed to the Company, in form and substance reasonably satisfactory to the Parent and customary in scope and substance for letters delivered by independent accountants in connection with registration statements similar to the registration statement filed in connection with the CTS Common Stock.

          SECTION 4.12 Certain Agreements. Neither the Company nor any subsidiary will waive any provision of any confidentiality or standstill or similar agreement to which it is a party without the prior written consent of the Parent, unless the Board of Directors of the Company or such subsidiary concludes in good faith that waiving such provision is necessary or appropriate in order for the Board of Directors of the Company to act in a manner which is consistent with its fiduciary obligations under applicable law.

          SECTION 4.13  CTS Warrant.  The Company shall timely
exercise the CTS Warrant to acquire shares of CTS Common Stock in order to include the shares deliverable upon any such exercise in the Spin-Off Distribution.

          SECTION 4.14  Conveyance Taxes.  The Parent and the
Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications, or other documents

Exhibit 1                                Page 53 of 131 Pages

regarding any real property transfer gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes that become payable in connection with the transactions contemplated hereby that are required or permitted to be filed on or before the Effective Time.

                        ARTICLE V

                 CONDITIONS OF MERGER

          SECTION 5.1  Conditions to Obligation of Each Party to
Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a) Stockholder Approval. This Agreement shall have been approved and adopted by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon.

          (b)  Other Approvals.  Other than the filing
contemplated by Section 1.3, all consents, approvals, authorizations or permits of, actions by, or filings with or notifications to, and all expirations of waiting periods imposed by, any Governmental Entity (all the foregoing, "Consents") which are necessary for the consummation of the Merger, other than immaterial Consents the failure to obtain which would have no material adverse effect on the consummation of the Merger, shall have been filed, occurred or been obtained (all such permits, approvals, filings and consents and the lapse of all such waiting periods being referred to as the "Requisite Regulatory Approvals"), and all such Requisite Regulatory Approvals shall be in full force and effect.

          (c) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding by any Governmental Entity seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal.

          SECTION 5.2 Conditions to Obligations of Parent and Purchaser. The obligations of the Parent and the Purchaser to effect the Merger are subject to the satisfaction of the following conditions unless waived by the Parent and the
Purchaser:

Exhibit 1                                Page 54 of 131 Pages

          (a)  Representations and Warranties.  The
representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement, and the Parent shall have received a certificate signed on behalf of the Company by the Chairman of the Board and Chief Executive Officer of the Company, and by the Chief Financial Officer of the Company to such effect.

          (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Parent shall have received a certificate signed on behalf of the Company by the Chairman of the Board and Chief Executive Officer of the Company, and by the Chief Financial Officer of the Company to such effect.

          (c) Burdensome Condition. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any federal or state Governmental Entity which, (i) in connection with the grant of a Requisite Regulatory Approval, imposes any condition or restriction upon the Parent or its subsidiaries which would require the Parent or any subsidiary, including the Company or any of its subsidiaries after the Merger, to dispose of any assets with a value in excess of $15 million or which would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement as to render inadvisable the consummation of the Merger, provided that the parties shall have contested in good faith the imposition of any such condition or restriction or (ii) in connection with the grant of a Requisite Regulatory Approval or otherwise, would be reasonably likely to result in a Material Adverse Effect with respect to the Company or any subsidiary thereof.

          (d) Spin-Off Distribution. The Company shall have received a no-action letter from the Division of Corporate Finance of the SEC granting the relief requested in the request letter contemplated by Section 4.11 above and subject only to such customary terms and conditions as may be reasonably satisfactory to the Parent or a CTS Registration Statement shall have been declared effective by the SEC and no stop order shall have been issued. The Board of Directors of the Company shall have set the Spin-Off Record Date and paid the Spin-Off Distribution as contemplated hereby and in compliance with the terms and conditions of the no-action letter so received.

          (e) Parent Board Approval.  The Board of Directors of

Exhibit 1                                Page 55 of 131 Pages

Parent shall have duly authorized and approved this Agreement, the Merger and the other transactions contemplated hereby.

          (f) Dissenters' Rights. No more than 7% of the shares of Company Common Stock shall be, or have the right to become, Dissenting Shares.


          SECTION 5.3  Conditions to Obligations of the Company.
The obligation of the Company to effect the Merger is subject to the satisfaction of the following unless waived by the Company:

          (a)  Representations and Warranties.  The
representations and warranties of the Parent and the Purchaser set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement, and the Company shall have received a certificate signed on behalf of the Parent by the Chief Financial Officer of the Parent to such effect.

          (b) Performance of Obligations of the Parent and the Purchaser. The Parent and the Purchaser shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of the Parent by the President of the Parent to such effect.

          (c) Spin-Off Distribution. The Company shall have received a no-action letter from the Division of Corporate Finance of the SEC granting the relief requested in the request letter contemplated by Section 4.11 above and subject only to such customary terms and conditions as may be reasonably satisfactory to the Company, or a CTS Registration Statement shall have been declared effective by the SEC and no stop-order shall have been issued.

                                ARTICLE VI

                     TERMINATION, AMENDMENT AND WAIVER

          SECTION 6.1  Termination.  This Agreement may be
terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of the Company:

          (a) by mutual written consent of the Parent, the Purchaser and the Company; or

Exhibit 1                                Page 56 of 131 Pages

          (b) by the Parent, upon a breach of any material representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any such representation or warranty of the Company shall have been or become untrue, in each case such that the conditions set forth in
Section 5.2(a) or Section 5.2(b), as the case may be, would be incapable of being satisfied (following notice and a reasonable opportunity to cure) by October 21, 1995;

          (c) by the Company, upon a breach of any material representation, warranty, covenant or agreement on the part of the Parent set forth in this Agreement, or if any such representation or warranty of the Parent shall have been or become untrue, in each case such that the conditions set forth in
Section 5.3(a) or Section 5.3(b), as the case may be, would be incapable of being satisfied (following notice and a reasonable opportunity to cure) by October 21, 1995;

          (d) by either the Parent or the Company if, any permanent injunction or action by any Governmental Entity preventing the consummation of the Merger shall have become final and nonappealable; provided that such right of termination shall not be available to any party if such party shall have failed to make reasonable efforts to prevent or contest the imposition of such injunction or action and such failure materially contributed to such imposition;

          (e) by either the Parent or the Company if (other than due to the willful failure of the party seeking to terminate this Agreement to perform its obligations hereunder required to be performed at or prior to the Effective Time) the Merger shall not have been consummated on or prior to October 21, 1995, and in any event if the Merger shall not have been consummated on or prior to December 31, 1995;

          (f) by the Parent, if the approval of the stockholders of the Company of this Agreement and the Merger required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or at any adjournment thereof;

          (g) by the Parent, if (i) the Board of Directors of the Company shall have withdrawn, modified or changed its approval or recommendation of this Agreement or the Merger in any manner which is adverse to the Parent or the Purchaser or shall have resolved to do the foregoing; or (ii) the Board of Directors of the Company shall have approved or have recommended to the stockholders of the Company a Transaction Proposal or shall have resolved to do the foregoing; or (iii) a tender offer or exchange offer for 15% or more of the outstanding shares of the Company Common Stock is commenced (other than by the Parent or any of its

Exhibit 1                                Page 57 of 131 Pages

subsidiaries or affiliates), and the Board of Directors of the Company recommends that the stockholders of the Company tender their shares in such tender or exchange offer or otherwise fails to recommend that such stockholders reject such tender offer or exchange offer within ten business days of the commencement thereof; or (iv) (A) any person (including the Company or any of its subsidiaries or affiliates, but excluding Mr. Adelson) or group (other than the Parent or any of its subsidiaries or affiliates) shall have become the beneficial owner of either (x) 15% or more of the outstanding shares of the Company Common Stock and the Company has directly or indirectly encouraged or assisted such acquisition (including, without limitation, taking any action under Section 203 of the DGCL) or (y) 25% or more of the outstanding shares of the Company Common Stock, or (B) if Mr. Adelson becomes the beneficial owner of shares of Company Common Stock in addition to those owned on the date hereof; or

          (h) by the Company, if prior to the Stockholders' Meeting the Board of Directors of the Company (i) shall fail to make or shall withdraw or modify its recommendation of this Agreement or the Merger if there shall exist at such time a tender offer or exchange offer or a written, bona fide proposal by a third party to acquire the Company pursuant to a merger, consolidation, share exchange, business combination, tender or exchange offer or other similar transaction or (ii) recommends to the Company's stockholders approval or acceptance of any such transaction, in each case if, and only to the extent that, the Board of Directors of the Company, after consultation with and based upon the advice of independent legal counsel, determines in good faith that such action is required for the Board of Directors of the Company to comply with its fiduciary duties to stockholders under applicable law;

          (i) by the Parent if the SEC has declined to issue a favorable no-action letter, or has issued a no-action letter that does not satisfy the requirements of Section 4.11(e) and the Company has not entered into a registration rights agreement with CTS that satisfies the requirements of Section 4.11(f) within 15 days after the SEC declines to issue a no action letter or issues a no action letter that does not satisfy the requirements of
Section 4.11(e); or

          (j) by the Parent or the Company if the condition precedent set forth in Section 5.2(e) shall not have been satisfied on or prior to June 9, 1995.

          SECTION 6.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 6.1, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except as set forth in
Section 6.3, Section 4.4(b) and Section 7.1; provided, however,

Exhibit 1                                Page 58 of 131 Pages

that nothing herein shall relieve any party from liability for any breach hereof.

          SECTION 6.3  Fees and Expenses.  (a)  The Company
agrees that if this Agreement shall be terminated pursuant to:

          (i) Section 6.1(b) and (x) such termination is the result of wilful breach by the Company of any material covenant, agreement, representation or warranty contained herein and (y) at any time during the period commencing on the date hereof and ending twelve months after the date of termination of this Agreement, a Business Combination (as defined in Section 6.3(e) below) involving the Company shall have occurred or the Company shall have entered into a definitive agreement providing for such a Business Combination;

              (ii) Section 6.1(e) and (x) there shall exist a Transaction Proposal with respect to the Company, and (y) at any time during the period commencing on the date hereof and ending twelve months after the date of termination of this Agreement, a Business Combination involving the Company shall have occurred or the Company shall have entered into a definitive agreement providing for a Business Combination;

             (iii) Section 6.1(f) because the Agreement and the Merger shall fail to receive the requisite vote for approval and adoption by the stockholders of the Company at a meeting of stockholders of the Company called to vote thereon and at the time of such meeting (x) there shall exist a Transaction Proposal with respect to the Company or (y) any event specified in Section 6.1(g)(iv) shall have occurred;

              (iv) Section 6.1(g)(i) and at the time of the withdrawal, modification or change (or resolution to do so) of its recommendation by the Board of Directors of the Company, there shall exist a Transaction Proposal with respect to the Company or any event specified in
     Section 6.1(g)(iv) shall have occurred; or

          (v) Section 6.1(g)(iv) and at any time during the period commencing on the date hereof and ending twelve months after the date of termination of this Agreement, either (A) a Business Combination specified in clause (i) or
     (ii) of the definition thereof shall have occurred or the Company shall have entered into a definitive agreement providing for such a Business Combination or (B) any person or group shall acquire beneficial ownership of 50% or more of the outstanding Company Common Stock; or

              (vi)  Sections 6.1(g)(ii) or (iii), or Section

Exhibit 1                                Page 59 of 131 Pages

6.1(h); then the Company shall pay to the Parent an amount equal to (x) $7,500,000, plus (y) all out-of-pocket fees and expenses (including, without limitation, reasonable fees and disbursements payable to any investment bankers, counsel to the Parent, counsel to such investment bankers, and accountants) incurred by the Parent or on its behalf in connection with the analysis, negotiation, preparation, execution and performance of this Agreement, and the Voting Agreements and the consummation of the transactions contemplated hereby and thereby ("Expenses") up to $1,500,000.

          (b) The Company agrees that if this Agreement shall be terminated pursuant to Section 6.1(f) because the Agreement and the Merger shall fail to receive the requisite vote for approval and adoption by the stockholders of the Company at a meeting of stockholders of the Company called to vote thereon, or pursuant to Section 6.1(b), Section 6.1(g)(i) or Section 6.1(i), then, in any such event, the Company shall pay to the Parent an amount equal to the Parent's Expenses, provided that the Company shall not be obligated to make any payment pursuant to this Section 6.3(b) if the Company shall be obligated to make a payment to the Parent pursuant to Section 6.3(a).

          (c) The Parent agrees that if this Agreement shall be terminated pursuant to Section 6.1(c) or 6.1(j), then the Parent shall pay to the Company an amount equal to (x) $1,500,000 plus
(y) all out-of-pocket fees and expenses (including, without limitation, reasonable fees and disbursements payable to any investment bankers, counsel to the Company, counsel to such investment bankers, and accountants) incurred by the Company or on its behalf in connection with the analysis, negotiation, preparation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby, up to $1,500,000.

          (d)  Any payment required to be made pursuant to
Section 6.3(a) through Section 6.3(c), inclusive, shall be made contemporaneously with the termination of this Agreement and shall be made by wire transfer of immediately available funds to an account designated by the recipient of such payment, and termination by any party required to make such payment contemporaneously therewith shall not be effective until such payment shall have been made pursuant hereto, except that any payment to be made as the result of an event described in Section 6.3(a)(i), 6.3(a)(ii) or 6.3(a)(v) shall be made as promptly as practicable but not later than five business days after the occurrence of the Business Combination or the execution of the definitive agreement providing for a Business Combination. Any payment made pursuant to Sections 6.3(a) through 6.3(c), inclusive, shall not preclude the recipient of such payment from

Exhibit 1                                Page 60 of 131 Pages

seeking monetary damages from the other party as described in of
Section 6.2.

          (e) For purposes of this Section 6.3, the term "Business Combination" shall mean any of the following involving the Company: (i) any merger, consolidation, share exchange, business combination or similar transaction; (ii) any sale, lease, exchange, transfer or other disposition of 15% or more of the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of related transactions; or
(iii)(A) any person (including the Company or any of its subsidiaries or affiliates, but excluding Mr. Adelson) or any group (other than the Parent or any of its subsidiaries or affiliates) becoming the beneficial owner of either (x) 15% or more of the outstanding shares of the Company Common Stock and the Company has directly or indirectly encouraged or assisted such acquisition (including, without limitation, taking any action under Section 203 of the DGCL) or (y) 25% or more of the outstanding shares of the Company Common Stock, or (B) Mr. Adelson becoming the beneficial owner of shares of Company Common Stock in addition to those owned on the date hereof.

          (f)  Except as specifically provided in this Section
6.3, each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

          SECTION 6.4 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of the Parent and the respective Boards of Directors of the Purchaser and the Company at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the stockholders of the Company, no amendment may be made which would reduce the amount or change the type of consideration into which each share of Company Stock shall be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

          SECTION 6.5 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.


                                ARTICLE VII

                            GENERAL PROVISIONS

Exhibit 1                                Page 61 of 131 Pages


          SECTION 7.1 Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to
Section 6.1, except that those set forth in Section 4.4(b),
Section 6.3 and Article VII shall survive termination indefinitely (in accordance with the terms of such provisions).

          SECTION 7.2 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telecopy, telegram or telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

          if to the Parent or the Purchaser:

               MCI Communications Corporation
               1801 Pennsylvania Avenue, N.W.
               Washington, D.C. 20006
               Attention:  John R. Worthington, Esq.

                         with a copy to:

               Simpson Thacher & Bartlett
               425 Lexington Avenue
               New York, New York  10017
               Attention:  Richard Capelouto, Esq.

          if to the Company:

               Nationwide Cellular Service, Inc.
               20 East Sunrise Highway
               Valley Stream, New York  11582
               Attention:  Stephen Katz

          with a copy to:

               Parker Chapin Flattau & Klimpl, LLP
               1121 Avenue of the Americas
               New York, New York  10036
               Attention:  Edward R. Mandell, Esq.

                         SECTION 7.3  Certain Definitions.  For
purposes of this Agreement, the term:

          (a) "affiliate" of a person means a person that directly or indirectly, through one or more intermediaries,

Exhibit 1                                Page 62 of 131 Pages

     controls, is controlled by, or is under common control with, the first mentioned person;

          (b) "beneficial owner" with respect to any shares of Company Common Stock means a person who shall be deemed to be the beneficial owner of such shares of Company Common Stock (i) which such person or any of its affiliates or associates beneficially owns, directly or indirectly, (ii) which such person or any of its affiliates or associates (as such term is defined in Rule 12b-2 of the Exchange Act) has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of consideration rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding or (iii) which are beneficially owned, directly or indirectly, by any other persons with whom such person or any of its affiliates or person with whom such person or any of its affiliates or associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares;

          (c) "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

          (d) "generally accepted accounting principles" shall mean the generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession in the United States, in each case applied on a basis consistent with the manner in which the audited financial statements for the fiscal year of the Company ended December 31, 1994 were prepared;

          (e) "knowledge" means knowledge after reasonable inquiry;

          (f) "person" means an individual, corporation, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section
     13(d)(3) of the Exchange Act); and

Exhibit 1                                Page 63 of 131 Pages

          (g) "subsidiary" or "subsidiaries" of the Company, the Surviving Corporation, the Parent or any other person means any corporation, partnership, joint venture or other legal entity of which the Company, the Surviving Corporation, the Parent or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity. For purposes of this Agreement, CTS shall not be considered a subsidiary of the Company.

          SECTION 7.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

          SECTION 7.5 Entire Agreement; Assignment. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned by operation of law or otherwise, except that the Parent and the Purchaser may assign all or any of their respective rights and obligations hereunder to any direct or indirect wholly owned subsidiary or subsidiaries of the Parent, provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

          SECTION 7.6 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

          SECTION 7.7 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Exhibit 1                                Page 64 of 131 Pages

          SECTION 7.8  Headings.  The descriptive headings
contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

          SECTION 7.9  Counterparts.  This Agreement may be
executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

          IN WITNESS WHEREOF, the Parent, the Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
                              MCI COMMUNICATIONS CORPORATION



                              By: /s/ Bert C. Roberts, Jr.
                                 Name:  Bert C. Roberts, Jr.
                                 Title: Chairman


                              NTS ACQUISITION CORP.



                              By: /s/ Bert C. Roberts, Jr.
                                 Name:  Bert C. Roberts, Jr.
                                 Title: Chairman


                              NATIONWIDE CELLULAR SERVICE, INC.



                              By: /s/ Stephen Katz
                                 Name:  Stephen Katz
                                 Title: Chief Executive Officer

Exhibit 1                                Page 65 of 131 Pages


                                SCHEDULE A


                Stockholders of the Company to Execute and
                         Deliver Voting Agreements



1.   Stephen Katz

2.   Jay Bernstein

3.   Mel Steinberg

4.   Larry Altman

5.   Jerome Sanders

6.   Joseph A. Gregori

Exhibit 1                                Page 66 of 131 Pages




                                  ANNEX A


              SUBSIDIARIES OF THE COMPANY AND OTHER ENTITIES
                IN WHICH THE COMPANY HAS AN EQUITY INTEREST


                                           Percentage Ownership
Name of Subsidiary                         by the Company

Nova Cellular Co.                               100%
N.C.S Equipment Corporation                     100%
Cellular Technical Services Company, Inc.       33.8%
Page Telecommunications Inc.                    (5% warrant)
Nationwide RSA Service, Inc.                    100%
Portable Cellular Communications, Inc.          100%
Nationwide Cellular Service
  of California, Inc.                           100%
Nationwide Cellular Service
  of New York, Inc.                             100%
Nationwide Paging, Inc.                         100%
Nationwide MDC, Inc.                            100%
Nationwide Long Distance Service, Inc.          100%
Nationwide Switching Services, Inc.             100%

Exhibit 1                                Page 67 of 131 Pages





                              SCHEDULE 3.1(c)


1. Mr. Adelson has a warrant to purchase up to 850,000 shares of the Company Common Stock at an exercise price of $11.00 per share. The Company may be required to redeem this warrant under the circumstances set forth therein.

2.   The Company is required to guarantee obligations of Cellular
Marketing, Inc. in the amount of $66,000 in any six month period, in addition to a rolling three month guarantee of the rent in the amount of $12,000 per month.

3. All of the outstanding stock of Nova Cellular Co., a wholly-owned subsidiary of the Company, is pledged to Core States Bank, N.A.

4. Jay Brown has a warrant to purchase 125,000 shares of the Company Common Stock at an exercise price of $9.25 per share.
The warrant grants to Mr. Brown piggyback registration rights under the Securities Act of 1933, as amended.

Exhibit 1                                Page 68 of 131 Pages






                              Schedule 3.1(e)


1. The Company has obtained certificates of public convenience and necessity and filed tariffs for the rates it can charge in New York and California.

Exhibit 1                                Page 69 of 131 Pages








                              Schedule 3.1(i)


1. The Company has amended its 401(k) plan to increase annual contributions by the Company from $750 to $1,000.

Exhibit 1                                Page 70 of 131 Pages










                              Schedule 3.1(k)


The Company has employment agreements with:

     1.   Bud Dealoia
     2.   Lynn Goffiney
     3.   Martin Johanson
     4.   Patrick McGuirk
     5.   Linda O'Neill (verbal agreement)

Exhibit 1                                Page 71 of 131 Pages



                              Schedule 3.1(l)


1. The Company has amended its 401(k) plan to increase annual contributions by the Company from $750 to $1,000.

Exhibit 1                                Page 72 of 131 Pages


                              Schedule 3.1(m)


1. The Company has received an extension until September 15, 1995 for the filing of Form 1120 for the year ended December 31, 1994.

2. The Company has received identical extensions with respect to all filings to be made in the states of New York, Illinois, Massachusetts, Maryland, Pennsylvania, Virginia, New Jersey and
California.

Exhibit 1                                Page 73 of 131 Pages



                             Schedule 3.1(q)


1.   In August 1991, the Company and CTS entered into a
Management Services Agreement pursuant to which Company personnel would provide managerial, financial and administrative services to CTS on a part-time or consulting basis for a monthly fee of $25,000. This contract expires in August 1995.

2. The Company leases its principal office facility from Phoenix Capital & Management Co., a partnership consisting of three directors of the Company. The lease expired on October 31, 1994 and is continuing on a month-to-month basis.

3. The Company has entered into employment agreements with the following individuals:

     (a)  Stephen Katz
     (b)  Joseph Gregori
     (c)  Jerome Sanders
     (d)  Harold F. Saving
     (e)  Edward Seidenberg

Exhibit 1                                Page 74 of 131 Pages





                              Schedule 4.1(g)


1. Borrowings under existing credit facilities in order to finance the purchase and renovation of the Company's headquarters.

Exhibit 2                                Page 75 of 131 Pages


                            VOTING AGREEMENT

          VOTING AGREEMENT (this "Agreement"), dated as of May
22, 1995, among MCI COMMUNICATIONS CORPORATION, a Delaware corporation (the "Parent"), NTS ACQUISITION CORP., a Delaware corporation and an indirect wholly owned subsidiary of the Parent
(the "Purchaser"), and MERV ADELSON (the "Stockholder").

                                 RECITALS

          Concurrently herewith, the Parent, the Purchaser and Nationwide Cellular Service, Inc., a Delaware corporation (the "Company"), are entering into an Agreement and Plan of Merger dated the date hereof (the "Merger Agreement"; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement), pursuant to which the Purchaser will merge with and into the Company (the "Merger"), and each share of Common Stock, par value $.01 per share, of the Company (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time (as defined in Section 1.3 of the Merger Agreement) will be converted into the right to receive $18.50, payable to the holder thereof, without interest (the "Merger Consideration").

          As of the date hereof, the Stockholder directly beneficially owns (i) 757,739 shares of Company Common Stock (the "Existing Shares" and, together with any shares of Company Common Stock acquired after the date hereof, whether upon the exercise of the Warrant (as defined below), options, conversion of convertible securities or otherwise, the "Shares")) and (ii) a warrant (the "Warrant") to purchase up to 850,000 shares of Company Common Stock at an exercise price of $11.00 per share.

          As a condition to their willingness to enter into the Merger Agreement and to consummate the transactions contemplated thereby, the Parent and the Purchaser have required that the Stockholder agree (i) simultaneously with the execution of the Merger Agreement, to execute and deliver this Agreement and (ii) to grant a proxy to vote all of the Shares owned by the Stockholder on the terms and conditions provided for herein.

                                 AGREEMENT

          To implement the foregoing and in consideration of the mutual agreements contained herein, the parties agree as follows:

          1. Agreement to Vote; Proxy. (a) The Stockholder hereby agrees that, during the time this Agreement is in effect, at any meeting of the stockholders of the Company, however called, or in connection with any written consent of the

Exhibit 2                                Page 76 of 131 Pages

stockholders of the Company, the Stockholder shall vote (or cause to be voted) the Shares (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or this Agreement; and (iii) against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the Merger, this Agreement or the Spin-Off Distribution (as defined in Section 4.11 of the Merger Agreement), including, but not limited to: (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries;
(B) a sale, lease or transfer of a material amount of assets of the Company and its subsidiaries or a reorganization, recapitalization or liquidation of the Company or its subsidiaries; (C) any change in the management or board of directors of the Company, except as otherwise agreed to in writing by the Purchaser; (D) any material change in the present capitalization or dividend policy of the Company or any amendment of the Company's Certificate of Incorporation; or (E) any other material change in the Company's corporate structure or business. The Stockholder shall not enter into any agreement or understanding with any person or entity prior to the termination hereof to vote or give instructions after the termination hereof in any manner inconsistent with clauses (i), (ii) or (iii) of the preceding sentence.

          (b) PROXY. THE STOCKHOLDER HEREBY GRANTS TO, AND APPOINTS, THE PARENT AND THE SECRETARY OF THE PARENT AND THE CHIEF FINANCIAL OFFICER OF THE PARENT, IN THEIR RESPECTIVE CAPACITIES AS OFFICERS OF THE PARENT, AND ANY INDIVIDUAL WHO SHALL HEREAFTER SUCCEED TO ANY SUCH OFFICE OF THE PARENT, AND ANY OTHER DESIGNEE OF THE PARENT, EACH OF THEM INDIVIDUALLY, THE STOCKHOLDER'S IRREVOCABLE PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION) TO VOTE THE SHARES AS INDICATED IN SECTION 1(A). THE STOCKHOLDER INTENDS THIS PROXY TO BE IRREVOCABLE AND COUPLED WITH AN INTEREST AND WILL TAKE SUCH FURTHER ACTION OR EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY AND HEREBY REVOKES ANY PROXY PREVIOUSLY GRANTED BY HIM WITH RESPECT TO THE SHARES.

          2. Expiration. This Agreement and the Parent's right to vote the Shares covered hereby as set forth herein shall terminate on the Expiration Date. As used herein, the term "Expiration Date" means the first to occur of (a) the Effective Time and (b) termination of the Merger Agreement in accordance

Exhibit 2                                Page 77 of 131 Pages

with its terms.

          3. Representation and Warranties. (a) Representation and Warranties of the Parent and the Purchaser. The Parent and the Purchaser jointly and severally hereby represent and warrant to the Stockholder as follows:

          (i) Corporate Organization. Each of the Parent and the Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority and any necessary governmental authority to own, operate or lease its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority and governmental approvals could not, individually or in the aggregate, reasonably be expected to prevent the consummation of the Merger.

              (ii) Authority Relative to Agreement. Each of the Parent and the Purchaser has all necessary corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Parent and the Purchaser and, in the case of the Parent, subject to Section 5.2(f) of the Merger Agreement, the consummation by the Parent and the Purchaser of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Parent and the Purchaser. This Agreement has been duly executed and delivered by each of the Parent and the Purchaser and, assuming due authorization, execution and delivery by the Stockholder, constitutes a legal, valid and binding obligation of each such corporation enforceable against such corporation in accordance with its terms.

             (iii) No Conflict. The execution, delivery and performance of this Agreement by the Parent and the Purchaser do not and will not: (A) conflict with or violate the respective certificates of incorporation or by-laws of the Parent or the Purchaser, as the case may be;
     (B) assuming that all consents, approvals and authorizations contemplated by Section 3.2(c)(ii) of the Merger Agreement have been obtained and all filings described in such section have been made, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Parent or the Purchaser or by which either of them or their respective properties are bound or affected; or (C) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could

Exhibit 2                                Page 78 of 131 Pages

     become a default) or result in the loss of a material benefit under, or give rise to any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the property or assets of the Parent or the Purchaser pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Parent or the Purchaser is a party or by which the Parent or the Purchaser or any of their respective properties are bound or affected, except, in the case of clauses (B) and (C), for any such conflicts, violations, breaches, defaults or other occurrences which could not, individually or in the aggregate, reasonably be expected to prevent the consummation of the Merger.

          (b)  Representations and Warranties of the Stockholder.
The Stockholder hereby represents and warrants to the Parent and the Purchaser as follows:

          (i) Ownership of Shares. On the date hereof, the Existing Shares are owned of record or beneficially by the Stockholder, and, on the date hereof, the Existing Shares constitute all of the shares of Company Common Stock owned of record or beneficially by the Stockholder. The Stockholder has sole voting power and sole power of disposition with respect to all of the Existing Shares, with no restrictions, subject to applicable federal securities laws, on the Stockholder's rights of disposition pertaining thereto.

          (ii) Ownership of the Warrant. On the date hereof, the Warrant is owned of record and beneficially by the Stockholder. The Stockholder has the sole power to exercise such Warrant and sole power of disposition with respect thereto, and there are no restrictions, subject to the federal securities laws, on the Stockholder's rights to acquire Shares pursuant thereto or to dispose of any Shares so acquired.

         (iii) Power; Binding Agreement. The Stockholder has the legal capacity, power and authority to enter into and perform all of his obligations under this Agreement. The execution, delivery and performance of this Agreement by the Stockholder will not violate any other agreement to which the Stockholder is a party including, without limitation, any voting agreement, stockholders agreement or voting trust. This Agreement has been duly executed and delivered by the Stockholder and, assuming due authorization, execution and delivery by the Parent and the Purchaser, constitutes a legal, valid and binding obligation of the Stockholder enforceable against the Stockholder in

Exhibit 2                                Page 79 of 131 Pages

     accordance with its terms.

              (iv) No Conflict. The execution, delivery and performance of this Agreement by the Stockholder do not and will not: (A) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Stockholder or by which the Stockholder or his properties are bound or affected; or (B) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) or result in the loss of a material benefit under, or give rise to any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the property or assets of the Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or any of his properties are bound or affected.

          4. Certain Covenants of the Stockholder. In accordance with the terms of this Agreement, the Stockholder hereby covenants and agrees as follows:

          (a) No Solicitation. The Stockholder shall not, while this Agreement is in effect, and shall not authorize or permit any investment banker, financial advisor, attorney, accountant or other representative retained by him to, solicit, encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal (as defined in the Merger Agreement), or agree to or endorse any Takeover Proposal. If the Stockholder receives or becomes aware of a Takeover Proposal, then the Stockholder shall promptly inform the Parent of the terms and conditions of such proposal and the identity of the person making it. The Stockholder will immediately cease and cause to be terminated any existing activities, discussions or negotiations to which he is a party with any parties conducted heretofore with respect to any of the foregoing.

          (b) Restriction on Transfer, Proxies and Non-Interference. The Stockholder hereby agrees, while this Agreement is in effect, and except as contemplated hereby, not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with the Company or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for

Exhibit 2                                Page 80 of 131 Pages

     sale, sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the Existing Shares, the Warrant or any Shares acquired after the date hereof, or any interest in any of the foregoing, (ii) grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares or (iii) take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing his obligations under this Agreement.

          (c) Additional Shares. The Stockholder hereby agrees, while this Agreement is in effect, to promptly notify the Parent of the number of any new Shares of Company Common Stock acquired by the Stockholder, if any, after the date hereof.

          (d) Stockholder Agreement. The Stockholder hereby agrees promptly to terminate all provisions of the Securities Purchase and Stockholder Agreement, dated January 11, 1990, as amended by letter agreement dated January 6, 1994, between the Company and the Stockholder, such termination to be effective upon the Effective Time. The Stockholder hereby further agrees that prior to the Effective Time it will not exercise any registration rights or any rights to require the Company to repurchase the Warrant. The Stockholder acknowledges and agrees that it shall not have any registration rights with respect to any securities acquired upon conversion of the Shares in the Merger.

          5. Further Assurances. From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

          6.  Stop Transfer Order.  In furtherance of this
Agreement, concurrently herewith, the Stockholder shall and hereby does authorize the Company's counsel to notify the Company's transfer agent that there is a stop transfer order with respect to all of the Existing Shares (and that this Agreement places limits on the voting and transfer of such shares).

          7. Miscellaneous. (a) Entire Agreement; Assignment. This Agreement (i) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter

Exhibit 2                                Page 81 of 131 Pages

hereof and (ii) shall not be assigned by operation of law or otherwise, provided that the Parent may assign its rights and obligations hereunder to any direct or indirect wholly owned subsidiary of the Parent, but no such assignment shall relieve the Parent of its obligations hereunder if such assignee does not perform such obligations.

          (b) Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto.

          (c) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telegram, telex or telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:

          If to the
          Stockholder:   Merv Adelson
                         c/o East-West Capital Associates
                         10100 Santa Monica Blvd.
                         Los Angeles, CA 90067


          If to the
          Parent or
          the Purchaser: MCI Communications Corporation
                         1801 Pennsylvania Avenue, N.W.
                         Washington, D.C.  20006
                         Attention: General Counsel


          copy to:       Simpson Thacher & Bartlett
                         425 Lexington Avenue
                         New York, New York  10017
                         Attention:  Richard Capelouto, Esq.

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

          (d) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

          (e)  Specific Performance.  Each of the parties hereto

Exhibit 2                                Page 82 of 131 Pages

recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

          (f) Counterparts. This Agreement may be executed in two counterparts, each of which shall be deemed to be an original, but both of which shall constitute one and the same
Agreement.

          (g) Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

          (h) Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Exhibit 2                                Page 83 of 131 Pages

          IN WITNESS WHEREOF, the Parent, the Purchaser and the
Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

                              MCI COMMUNICATIONS CORPORATION



                              By:  /s/ Susan Mayer
                                 Name:  Susan Mayer
                                 Title: Senior Vice President



                              NTS ACQUISITION CORP.



                              By:  /s/ Susan Mayer
                                 Name:  Susan Mayer
                                 Title: Senior Vice President

MERV ADELSON



/s/ Merv Adelson



FOR PURPOSES OF SECTION 6 HEREOF,
ACKNOWLEDGED BY

NATIONWIDE CELLULAR SERVICE, INC.



By:   /s/ Jerome Sanders
    Name:  Jerome Sanders
    Title: Vice President

Exhibit 3                                Page 84 of 131 Pages


                            VOTING AGREEMENT

          VOTING AGREEMENT (this "Agreement"), dated as of May 22, 1995, among MCI COMMUNICATIONS CORPORATION, a Delaware corporation (the "Parent"), NTS ACQUISITION CORP., a Delaware corporation and an indirect, wholly owned subsidiary of the Parent (the "Purchaser"), and STEPHEN KATZ (the "Stockholder").

                                 RECITALS

          Concurrently herewith, the Parent, the Purchaser and Nationwide Cellular Service, Inc., a Delaware corporation (the "Company"), are entering into an Agreement and Plan of Merger dated the date hereof (the "Merger Agreement"; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement), pursuant to which the Purchaser will merge with and into the Company (the "Merger"), and each share of Common Stock, par value $.01 per share, of the Company (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time (as defined in Section 1.3 of the Merger Agreement) will be converted into the right to receive $18.50, payable to the holder thereof, without interest (the "Merger Consideration").

          As of the date hereof, the Stockholder directly beneficially owns 313,325 shares of Company Common Stock (the "Existing Shares" and, together with any shares of Company Common Stock acquired after the date hereof, whether upon the exercise of options, conversion of convertible securities or otherwise, the "Shares").

          As a condition to their willingness to enter into the Merger Agreement and to consummate the transactions contemplated thereby, the Parent and the Purchaser have required that the Stockholder agree (i) simultaneously with the execution of the Merger Agreement, to execute and deliver this Agreement and (ii) to grant a proxy to vote all of the Shares owned by the Stockholder on the terms and conditions provided for herein.

                                 AGREEMENT

          To implement the foregoing and in consideration of the mutual agreements contained herein, the parties agree as follows:

          1. Agreement to Vote; Proxy. (a) The Stockholder, in his capacity as such, hereby agrees that, during the time this Agreement is in effect, at any meeting of the stockholders of the Company, however called, or in connection with any written consent of the stockholders of the Company, the Stockholder shall vote (or cause to be voted) the Shares (i) in favor of the

Exhibit 3                                Page 85 of 131 Pages

Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or this Agreement; and
(iii) against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the Merger, this Agreement or the Spin-Off Distribution (as defined in Section 4.11 of the Merger Agreement), including, but not limited to: (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company and its subsidiaries or a reorganization, recapitalization or liquidation of the Company or its subsidiaries; (C) any change in the management or board of directors of the Company, except as otherwise agreed to in writing by the Purchaser; (D) any material change in the present capitalization or dividend policy of the Company or any amendment of the Company's Certificate of Incorporation; or (E) any other material change in the Company's corporate structure or business. The Stockholder shall not enter into any agreement or understanding with any person or entity prior to the termination hereof to vote or give instructions after the termination hereof in any manner inconsistent with clauses (i), (ii) or (iii) of the preceding sentence.

          (b) PROXY. THE STOCKHOLDER HEREBY GRANTS TO, AND APPOINTS, THE PARENT AND THE SECRETARY OF THE PARENT AND THE CHIEF FINANCIAL OFFICER OF THE PARENT, IN THEIR RESPECTIVE CAPACITIES AS OFFICERS OF THE PARENT, AND ANY INDIVIDUAL WHO SHALL HEREAFTER SUCCEED TO ANY SUCH OFFICE OF THE PARENT, AND ANY OTHER DESIGNEE OF THE PARENT, EACH OF THEM INDIVIDUALLY, THE STOCKHOLDER'S IRREVOCABLE PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION) TO VOTE THE SHARES AS INDICATED IN SECTION 1(A). THE STOCKHOLDER INTENDS THIS PROXY TO BE IRREVOCABLE AND COUPLED WITH AN INTEREST AND WILL TAKE SUCH FURTHER ACTION OR EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY AND HEREBY REVOKES ANY PROXY PREVIOUSLY GRANTED BY HIM WITH RESPECT TO THE SHARES.

          2. Expiration. This Agreement and the Parent's right to vote the Shares covered hereby as set forth herein shall terminate on the Expiration Date. As used herein, the term "Expiration Date" means the first to occur of (a) the Effective Time and (b) termination of the Merger Agreement in accordance with its terms.

Exhibit 3                                Page 86 of 131 Pages

          3. Representation and Warranties. (a) Representation and Warranties of the Parent and the Purchaser. The Parent and the Purchaser jointly and severally hereby represent and warrant to the Stockholder as follows:

          (i) Corporate Organization. Each of the Parent and the Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority and any necessary governmental authority to own, operate or lease its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority and governmental approvals could not, individually or in the aggregate, reasonably be expected to prevent the consummation of the Merger.

              (ii) Authority Relative to Agreement. Each of the Parent and the Purchaser has all necessary corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Parent and the Purchaser and, in the case of the Parent, subject to Section 5.2(f) of the Merger Agreement, the consummation by the Parent and the Purchaser of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Parent and the Purchaser. This Agreement has been duly executed and delivered by each of the Parent and the Purchaser and, assuming due authorization, execution and delivery by the Stockholder, constitutes a legal, valid and binding obligation of each such corporation enforceable against such corporation in accordance with its terms.

             (iii) No Conflict. The execution, delivery and performance of this Agreement by the Parent and the Purchaser do not and will not: (A) conflict with or violate the respective certificates of incorporation or by-laws of the Parent or the Purchaser, as the case may be;
     (B) assuming that all consents, approvals and authorizations contemplated by Section 3.2(c)(ii) of the Merger Agreement have been obtained and all filings described in such section have been made, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Parent or the Purchaser or by which either of them or their respective properties are bound or affected; or (C) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) or result in the loss of a material benefit under, or give rise to any right of termination,

Exhibit 3                                Page 87 of 131 Pages

     amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the property or assets of the Parent or the Purchaser pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Parent or the Purchaser is a party or by which the Parent or the Purchaser or any of their respective properties are bound or affected, except, in the case of clauses (B) and (C), for any such conflicts, violations, breaches, defaults or other occurrences which could not, individually or in the aggregate, reasonably be expected to prevent the consummation of the Merger.

          (b)  Representations and Warranties of the Stockholder.
The Stockholder hereby represents and warrants to the Parent and the Purchaser as follows:

          (i) Ownership of Shares. On the date hereof, the Existing Shares are owned of record or beneficially by the Stockholder, and, on the date hereof, the Existing Shares constitute all of the shares of Company Common Stock owned of record or beneficially by the Stockholder other than beneficially through the ownership of Options. The Stockholder has sole voting power and sole power of disposition with respect to all of the Existing Shares, with no restrictions, subject to applicable federal securities laws, on the Stockholder's rights of disposition pertaining thereto.

         (ii) Power; Binding Agreement. The Stockholder has the legal capacity, power and authority to enter into and perform all of his obligations under this Agreement. The execution, delivery and performance of this Agreement by the Stockholder will not violate any other agreement to which the Stockholder is a party including, without limitation, any voting agreement, stockholders agreement or voting trust. This Agreement has been duly executed and delivered by the Stockholder and, assuming due authorization, execution and delivery by the Parent and the Purchaser, constitutes a legal, valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms.

             (iii) No Conflict. The execution, delivery and performance of this Agreement by the Stockholder do not and will not: (A) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Stockholder or by which the Stockholder or his properties are bound or affected; or (B) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) or

Exhibit 3                                Page 88 of 131 Pages

     result in the loss of a material benefit under, or give rise to any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the property or assets of the Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or any of his properties are bound or affected.

          4. Certain Covenants of the Stockholder. In accordance with the terms of this Agreement, the Stockholder, in his capacity as such, hereby covenants and agrees as follows:

          (a) No Solicitation. The Stockholder shall not, while this Agreement is in effect, and shall not authorize or permit any investment banker, financial advisor, attorney, accountant or other representative retained by him to, solicit, encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal (as defined in the Merger Agreement), or agree to or endorse any Takeover Proposal. If the Stockholder receives or becomes aware of a Takeover Proposal, then the Stockholder shall promptly inform the Parent of the terms and conditions of such proposal and the identity of the person making it. The Stockholder will immediately cease and cause to be terminated any existing activities, discussions or negotiations to which he is a party in his capacity as a stockholder of the Company with any parties conducted heretofore with respect to any of the foregoing.

          (b) Restriction on Transfer, Proxies and Non-Interference. The Stockholder hereby agrees, while this Agreement is in effect, and except as contemplated hereby, not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with the Company or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the Existing Shares or Shares acquired after the date hereof, or any interest in any of the foregoing, (ii) grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares or (iii) take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing his obligations under this Agreement.

Exhibit 3                                Page 89 of 131 Pages

          (c) Additional Shares. The Stockholder hereby agrees, while this Agreement is in effect, to promptly notify the Parent of the number of any new Shares of Company Common Stock acquired by the Stockholder, if any, after the date hereof.

          5. Further Assurances. From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

          6.  Stop Transfer Order.  In furtherance of this
Agreement, concurrently herewith, the Stockholder shall and hereby does authorize the Company's counsel to notify the Company's transfer agent that there is a stop transfer order with respect to all of the Existing Shares (and that this Agreement places limits on the voting and transfer of such shares).

          7. Miscellaneous. (a) Entire Agreement; Assignment. This Agreement (i) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (ii) shall not be assigned by operation of law or otherwise, provided that the Parent may assign its rights and obligations hereunder to any direct or indirect wholly owned subsidiary of the Parent, but no such assignment shall relieve the Parent of its obligations hereunder if such assignee does not perform such obligations.

          (b) Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto.

          (c) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telegram, telex or telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:

          If to the
          Stockholder:   Stephen Katz
                         c/o Nationwide Cellular Service, Inc.
                         20 East Sunrise Highway

Exhibit 3                                Page 90 of 131 Pages

                         Valley Stream, New York 11582


          If to the
          Parent or
          the Purchaser: MCI Communications Corporation
                         1801 Pennsylvania Avenue, N.W.
                         Washington, D.C. 20006
                         Attention: General Counsel


          copy to:       Simpson Thacher & Bartlett
                         425 Lexington Avenue
                         New York, New York  10017
                         Attention:  Richard Capelouto, Esq.

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

          (d) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

          (e) Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

          (f) Counterparts. This Agreement may be executed in two counterparts, each of which shall be deemed to be an original, but both of which shall constitute one and the same
Agreement.

          (g) Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

          (h) Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any

Exhibit 3                                Page 91 of 131 Pages

respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

          IN WITNESS WHEREOF, the Parent, the Purchaser and the
Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

                              MCI COMMUNICATIONS CORPORATION




                              By:  /s/ Susan Mayer
                                 Name:  Susan Mayer
                                 Title: Senior Vice President


                              NTS ACQUISITION CORP.




                              By:  /s/ Susan Mayer
                                 Name:  Susan Mayer
                                 Title: Senior Vice President

STEPHEN KATZ




/s/ Stephen Katz


FOR PURPOSES OF SECTION 6 HEREOF,
ACKNOWLEDGED BY

NATIONWIDE CELLULAR SERVICE, INC.




By  /s/ Edward Seidenberg
   Name:  Edward Seidenberg
   Title: Vice President

Exhibit 4                                Page 92 of 131 Pages

                             VOTING AGREEMENT

          VOTING AGREEMENT (this "Agreement"), dated as of May 22, 1995, among MCI COMMUNICATIONS CORPORATION, a Delaware corporation (the "Parent"), NTS ACQUISITION CORP., a Delaware corporation and an indirect, wholly owned subsidiary of the Parent (the "Purchaser"), and JAY BERNSTEIN (the "Stockholder").

                                 RECITALS

          Concurrently herewith, the Parent, the Purchaser and Nationwide Cellular Service, Inc., a Delaware corporation (the "Company"), are entering into an Agreement and Plan of Merger dated the date hereof (the "Merger Agreement"; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement), pursuant to which the Purchaser will merge with and into the Company (the "Merger"), and each share of Common Stock, par value $.01 per share, of the Company (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time (as defined in Section 1.3 of the Merger Agreement) will be converted into the right to receive $18.50, payable to the holder thereof, without interest (the "Merger Consideration").

          As of the date hereof, the Stockholder directly beneficially owns 390,000 shares of Company Common Stock (the "Existing Shares" and, together with any shares of Company Common Stock acquired after the date hereof, whether upon the exercise of options, conversion of convertible securities or otherwise, the "Shares").

          As a condition to their willingness to enter into the Merger Agreement and to consummate the transactions contemplated thereby, the Parent and the Purchaser have required that the Stockholder agree (i) simultaneously with the execution of the Merger Agreement, to execute and deliver this Agreement and (ii) to grant a proxy to vote all of the Shares owned by the Stockholder on the terms and conditions provided for herein.

                                 AGREEMENT

          To implement the foregoing and in consideration of the mutual agreements contained herein, the parties agree as follows:

          1. Agreement to Vote; Proxy. (a) The Stockholder, in his capacity as such, hereby agrees that, during the time this Agreement is in effect, at any meeting of the stockholders of the Company, however called, or in connection with any written consent of the stockholders of the Company, the Stockholder shall vote (or cause to be voted) the Shares (i) in favor of the Merger, the execution and delivery by the Company of the Merger

Exhibit 4                                Page 93 of 131 Pages

Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or this Agreement; and
(iii) against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the Merger, this Agreement or the Spin-Off Distribution (as defined in Section 4.11 of the Merger Agreement), including, but not limited to: (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company and its subsidiaries or a reorganization, recapitalization or liquidation of the Company or its subsidiaries; (C) any change in the management or board of directors of the Company, except as otherwise agreed to in writing by the Purchaser; (D) any material change in the present capitalization or dividend policy of the Company or any amendment of the Company's Certificate of Incorporation; or (E) any other material change in the Company's corporate structure or business. The Stockholder shall not enter into any agreement or understanding with any person or entity prior to the termination hereof to vote or give instructions after the termination hereof in any manner inconsistent with clauses (i), (ii) or (iii) of the preceding sentence.

          (b) PROXY. THE STOCKHOLDER HEREBY GRANTS TO, AND APPOINTS, THE PARENT AND THE SECRETARY OF THE PARENT AND THE CHIEF FINANCIAL OFFICER OF THE PARENT, IN THEIR RESPECTIVE CAPACITIES AS OFFICERS OF THE PARENT, AND ANY INDIVIDUAL WHO SHALL HEREAFTER SUCCEED TO ANY SUCH OFFICE OF THE PARENT, AND ANY OTHER DESIGNEE OF THE PARENT, EACH OF THEM INDIVIDUALLY, THE STOCKHOLDER'S IRREVOCABLE PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION) TO VOTE THE SHARES AS INDICATED IN SECTION 1(A). THE STOCKHOLDER INTENDS THIS PROXY TO BE IRREVOCABLE AND COUPLED WITH AN INTEREST AND WILL TAKE SUCH FURTHER ACTION OR EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY AND HEREBY REVOKES ANY PROXY PREVIOUSLY GRANTED BY HIM WITH RESPECT TO THE SHARES.

          2. Expiration. This Agreement and the Parent's right to vote the Shares covered hereby as set forth herein shall terminate on the Expiration Date. As used herein, the term "Expiration Date" means the first to occur of (a) the Effective Time and (b) termination of the Merger Agreement in accordance with its terms.

          3.  Representation and Warranties.  (a)  Representation

Exhibit 4                                Page 94 of 131 Pages

and Warranties of the Parent and the Purchaser. The Parent and the Purchaser jointly and severally hereby represent and warrant to the Stockholder as follows:

          (i) Corporate Organization. Each of the Parent and the Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority and any necessary governmental authority to own, operate or lease its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority and governmental approvals could not, individually or in the aggregate, reasonably be expected to prevent the consummation of the Merger.

              (ii) Authority Relative to Agreement. Each of the Parent and the Purchaser has all necessary corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Parent and the Purchaser and, in the case of the Parent, subject to Section 5.2(f) of the Merger Agreement, the consummation by the Parent and the Purchaser of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Parent and the Purchaser. This Agreement has been duly executed and delivered by each of the Parent and the Purchaser and, assuming due authorization, execution and delivery by the Stockholder, constitutes a legal, valid and binding obligation of each such corporation enforceable against such corporation in accordance with its terms.

             (iii) No Conflict. The execution, delivery and performance of this Agreement by the Parent and the Purchaser do not and will not: (A) conflict with or violate the respective certificates of incorporation or by-laws of the Parent or the Purchaser, as the case may be;
     (B) assuming that all consents, approvals and authorizations contemplated by Section 3.2(c)(ii) of the Merger Agreement have been obtained and all filings described in such section have been made, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Parent or the Purchaser or by which either of them or their respective properties are bound or affected; or (C) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) or result in the loss of a material benefit under, or give rise to any right of termination, amendment, acceleration or cancellation of, or result in the

Exhibit 4                                Page 95 of 131 Pages

     creation of a lien or encumbrance on any of the property or assets of the Parent or the Purchaser pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Parent or the Purchaser is a party or by which the Parent or the Purchaser or any of their respective properties are bound or affected, except, in the case of clauses (B) and (C), for any such conflicts, violations, breaches, defaults or other occurrences which could not, individually or in the aggregate, reasonably be expected to prevent the consummation of the Merger.

          (b)  Representations and Warranties of the Stockholder.
The Stockholder hereby represents and warrants to the Parent and the Purchaser as follows:

          (i) Ownership of Shares. On the date hereof, the Existing Shares are owned of record or beneficially by the Stockholder, and, on the date hereof, the Existing Shares constitute all of the shares of Company Common Stock owned of record or beneficially by the Stockholder other than beneficially through the ownership of Options. The Stockholder has sole voting power and sole power of disposition with respect to all of the Existing Shares, with no restrictions, subject to applicable federal securities laws, on the Stockholder's rights of disposition pertaining thereto.

         (ii) Power; Binding Agreement. The Stockholder has the legal capacity, power and authority to enter into and perform all of his obligations under this Agreement. The execution, delivery and performance of this Agreement by the Stockholder will not violate any other agreement to which the Stockholder is a party including, without limitation, any voting agreement, stockholders agreement or voting trust. This Agreement has been duly executed and delivered by the Stockholder and, assuming due authorization, execution and delivery by the Parent and the Purchaser, constitutes a legal, valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms.

             (iii) No Conflict. The execution, delivery and performance of this Agreement by the Stockholder do not and will not: (A) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Stockholder or by which the Stockholder or his properties are bound or affected; or (B) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) or result in the loss of a material benefit under, or give rise

Exhibit 4                                Page 96 of 131 Pages

     to any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the property or assets of the Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or any of his properties are bound or affected.

          4. Certain Covenants of the Stockholder. In accordance with the terms of this Agreement, the Stockholder, in his capacity as such, hereby covenants and agrees as follows:

          (a) No Solicitation. The Stockholder shall not, while this Agreement is in effect, and shall not authorize or permit any investment banker, financial advisor, attorney, accountant or other representative retained by him to, solicit, encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal (as defined in the Merger Agreement), or agree to or endorse any Takeover Proposal. If the Stockholder receives or becomes aware of a Takeover Proposal, then the Stockholder shall promptly inform the Parent of the terms and conditions of such proposal and the identity of the person making it. The Stockholder will immediately cease and cause to be terminated any existing activities, discussions or negotiations to which he is a party in his capacity as a stockholder of the Company with any parties conducted heretofore with respect to any of the foregoing.

          (b) Restriction on Transfer, Proxies and Non-Interference. The Stockholder hereby agrees, while this Agreement is in effect, and except as contemplated hereby, not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with the Company or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the Existing Shares or Shares acquired after the date hereof, or any interest in any of the foregoing, (ii) grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares or (iii) take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing his obligations under this Agreement.

Exhibit 4                                Page 97 of 131 Pages

          (c) Additional Shares. The Stockholder hereby agrees, while this Agreement is in effect, to promptly notify the Parent of the number of any new Shares of Company Common Stock acquired by the Stockholder, if any, after the date hereof.

          5. Further Assurances. From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

          6.  Stop Transfer Order.  In furtherance of this
Agreement, concurrently herewith, the Stockholder shall and hereby does authorize the Company's counsel to notify the Company's transfer agent that there is a stop transfer order with respect to all of the Existing Shares (and that this Agreement places limits on the voting and transfer of such shares).

          7. Miscellaneous. (a) Entire Agreement; Assignment. This Agreement (i) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (ii) shall not be assigned by operation of law or otherwise, provided that the Parent may assign its rights and obligations hereunder to any direct or indirect wholly owned subsidiary of the Parent, but no such assignment shall relieve the Parent of its obligations hereunder if such assignee does not perform such obligations.

          (b) Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto.

          (c) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telegram, telex or telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:

          If to the
          Stockholder:   Jay Bernstein
                         c/o Nationwide Cellular Service, Inc.
                         20 East Sunrise Highway

Exhibit 4                                Page 98 of 131 Pages

                         Valley Stream, New York 11582


          If to the
          Parent or
          the Purchaser: MCI Communications Corporation
                         1801 Pennsylvania Avenue, N.W.
                         Washington, D.C. 20006
                         Attention: General Counsel


          copy to:       Simpson Thacher & Bartlett
                         425 Lexington Avenue
                         New York, New York  10017
                         Attention:  Richard Capelouto, Esq.

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

          (d) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

          (e) Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

          (f) Counterparts. This Agreement may be executed in two counterparts, each of which shall be deemed to be an original, but both of which shall constitute one and the same
Agreement.

          (g) Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

          (h) Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any

Exhibit 4                                Page 99 of 131 Pages

respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.



          IN WITNESS WHEREOF, the Parent, the Purchaser and the
Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

                              MCI COMMUNICATIONS CORPORATION




                              By:  /s/ Susan Mayer
                                 Name:  Susan Mayer
                                 Title: Senior Vice President


                              NTS ACQUISITION CORP.




                              By:  /s/ Susan Mayer
                                 Name:  Susan Mayer
                                 Title: Senior Vice President

JAY BERNSTEIN




   /s/ Jay Bernstein


FOR PURPOSES OF SECTION 6 HEREOF,
ACKNOWLEDGED BY

NATIONWIDE CELLULAR SERVICE, INC.



By: /s/ Stephen Katz
   Name:  Stephen Katz
   Title: Chief Executive Officer

Exhibit 5                                Page 100 of 131 Pages


                             VOTING AGREEMENT

          VOTING AGREEMENT (this "Agreement"), dated as of May 22, 1995, among MCI COMMUNICATIONS CORPORATION, a Delaware corporation (the "Parent"), NTS ACQUISITION CORP., a Delaware corporation and an indirect, wholly owned subsidiary of the Parent (the "Purchaser"), and MEL STEINBERG (the "Stockholder").

                                 RECITALS

          Concurrently herewith, the Parent, the Purchaser and Nationwide Cellular Service, Inc., a Delaware corporation (the "Company"), are entering into an Agreement and Plan of Merger dated the date hereof (the "Merger Agreement"; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement), pursuant to which the Purchaser will merge with and into the Company (the "Merger"), and each share of Common Stock, par value $.01 per share, of the Company (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time (as defined in Section 1.3 of the Merger Agreement) will be converted into the right to receive $18.50, payable to the holder thereof, without interest (the "Merger Consideration").

          As of the date hereof, the Stockholder directly beneficially owns 308,000 shares of Company Common Stock (the "Existing Shares" and, together with any shares of Company Common Stock acquired after the date hereof, whether upon the exercise of options, conversion of convertible securities or otherwise, the "Shares").

          As a condition to their willingness to enter into the Merger Agreement and to consummate the transactions contemplated thereby, the Parent and the Purchaser have required that the Stockholder agree (i) simultaneously with the execution of the Merger Agreement, to execute and deliver this Agreement and (ii) to grant a proxy to vote all of the Shares owned by the Stockholder on the terms and conditions provided for herein.

                                 AGREEMENT

          To implement the foregoing and in consideration of the mutual agreements contained herein, the parties agree as follows:

          1. Agreement to Vote; Proxy. (a) The Stockholder, in his capacity as such, hereby agrees that, during the time this Agreement is in effect, at any meeting of the stockholders of the Company, however called, or in connection with any written consent of the stockholders of the Company, the Stockholder shall vote (or cause to be voted) the Shares (i) in favor of the

Exhibit 5                                Page 101 of 131 Pages

Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or this Agreement; and
(iii) against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the Merger, this Agreement or the Spin-Off Distribution (as defined in Section 4.11 of the Merger Agreement), including, but not limited to: (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company and its subsidiaries or a reorganization, recapitalization or liquidation of the Company or its subsidiaries; (C) any change in the management or board of directors of the Company, except as otherwise agreed to in writing by the Purchaser; (D) any material change in the present capitalization or dividend policy of the Company or any amendment of the Company's Certificate of Incorporation; or (E) any other material change in the Company's corporate structure or business. The Stockholder shall not enter into any agreement or understanding with any person or entity prior to the termination hereof to vote or give instructions after the termination hereof in any manner inconsistent with clauses (i), (ii) or (iii) of the preceding sentence.

          (b) PROXY. THE STOCKHOLDER HEREBY GRANTS TO, AND APPOINTS, THE PARENT AND THE SECRETARY OF THE PARENT AND THE CHIEF FINANCIAL OFFICER OF THE PARENT, IN THEIR RESPECTIVE CAPACITIES AS OFFICERS OF THE PARENT, AND ANY INDIVIDUAL WHO SHALL HEREAFTER SUCCEED TO ANY SUCH OFFICE OF THE PARENT, AND ANY OTHER DESIGNEE OF THE PARENT, EACH OF THEM INDIVIDUALLY, THE STOCKHOLDER'S IRREVOCABLE PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION) TO VOTE THE SHARES AS INDICATED IN SECTION 1(A). THE STOCKHOLDER INTENDS THIS PROXY TO BE IRREVOCABLE AND COUPLED WITH AN INTEREST AND WILL TAKE SUCH FURTHER ACTION OR EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY AND HEREBY REVOKES ANY PROXY PREVIOUSLY GRANTED BY HIM WITH RESPECT TO THE SHARES.

          2. Expiration. This Agreement and the Parent's right to vote the Shares covered hereby as set forth herein shall terminate on the Expiration Date. As used herein, the term "Expiration Date" means the first to occur of (a) the Effective Time and (b) termination of the Merger Agreement in accordance with its terms.

Exhibit 5                                Page 102 of 131 Pages

          3. Representation and Warranties. (a) Representation and Warranties of the Parent and the Purchaser. The Parent and the Purchaser jointly and severally hereby represent and warrant to the Stockholder as follows:

          (i) Corporate Organization. Each of the Parent and the Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority and any necessary governmental authority to own, operate or lease its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority and governmental approvals could not, individually or in the aggregate, reasonably be expected to prevent the consummation of the Merger.

              (ii) Authority Relative to Agreement. Each of the Parent and the Purchaser has all necessary corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Parent and the Purchaser and, in the case of the Parent, subject to Section 5.2(f) of the Merger Agreement, the consummation by the Parent and the Purchaser of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Parent and the Purchaser. This Agreement has been duly executed and delivered by each of the Parent and the Purchaser and, assuming due authorization, execution and delivery by the Stockholder, constitutes a legal, valid and binding obligation of each such corporation enforceable against such corporation in accordance with its terms.

             (iii) No Conflict. The execution, delivery and performance of this Agreement by the Parent and the Purchaser do not and will not: (A) conflict with or violate the respective certificates of incorporation or by-laws of the Parent or the Purchaser, as the case may be;
     (B) assuming that all consents, approvals and authorizations contemplated by Section 3.2(c)(ii) of the Merger Agreement have been obtained and all filings described in such section have been made, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Parent or the Purchaser or by which either of them or their respective properties are bound or affected; or (C) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) or result in the loss of a material benefit under, or give rise to any right of termination,

Exhibit 5                                Page 103 of 131 Pages

     amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the property or assets of the Parent or the Purchaser pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Parent or the Purchaser is a party or by which the Parent or the Purchaser or any of their respective properties are bound or affected, except, in the case of clauses (B) and (C), for any such conflicts, violations, breaches, defaults or other occurrences which could not, individually or in the aggregate, reasonably be expected to prevent the consummation of the Merger.

          (b)  Representations and Warranties of the Stockholder.
The Stockholder hereby represents and warrants to the Parent and the Purchaser as follows:

          (i) Ownership of Shares. On the date hereof, the Existing Shares are owned of record or beneficially by the Stockholder, and, on the date hereof, the Existing Shares constitute all of the shares of Company Common Stock owned of record or beneficially by the Stockholder other than beneficially through the ownership of Options. The Stockholder has sole voting power and sole power of disposition with respect to all of the Existing Shares, with no restrictions, subject to applicable federal securities laws, on the Stockholder's rights of disposition pertaining thereto.

        (ii) Power; Binding Agreement. The Stockholder has the legal capacity, power and authority to enter into and perform all of his obligations under this Agreement. The execution, delivery and performance of this Agreement by the Stockholder will not violate any other agreement to which the Stockholder is a party including, without limitation, any voting agreement, stockholders agreement or voting trust. This Agreement has been duly executed and delivered by the Stockholder and, assuming due authorization, execution and delivery by the Parent and the Purchaser, constitutes a legal, valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms.

             (iii) No Conflict. The execution, delivery and performance of this Agreement by the Stockholder do not and will not: (A) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Stockholder or by which the Stockholder or his properties are bound or affected; or (B) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) or

Exhibit 5                                Page 104 of 131 Pages

     result in the loss of a material benefit under, or give rise to any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the property or assets of the Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or any of his properties are bound or affected.

          4. Certain Covenants of the Stockholder. In accordance with the terms of this Agreement, the Stockholder, in his capacity as such, hereby covenants and agrees as follows:

          (a) No Solicitation. The Stockholder shall not, while this Agreement is in effect, and shall not authorize or permit any investment banker, financial advisor, attorney, accountant or other representative retained by him to, solicit, encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal (as defined in the Merger Agreement), or agree to or endorse any Takeover Proposal. If the Stockholder receives or becomes aware of a Takeover Proposal, then the Stockholder shall promptly inform the Parent of the terms and conditions of such proposal and the identity of the person making it. The Stockholder will immediately cease and cause to be terminated any existing activities, discussions or negotiations to which he is a party in his capacity as a stockholder of the Company with any parties conducted heretofore with respect to any of the foregoing.

          (b) Restriction on Transfer, Proxies and Non-Interference. The Stockholder hereby agrees, while this Agreement is in effect, and except as contemplated hereby, not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with the Company or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the Existing Shares or Shares acquired after the date hereof, or any interest in any of the foregoing, (ii) grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares or (iii) take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing his obligations under this Agreement.

Exhibit 5                                Page 105 of 131 Pages

          (c) Additional Shares. The Stockholder hereby agrees, while this Agreement is in effect, to promptly notify the Parent of the number of any new Shares of Company Common Stock acquired by the Stockholder, if any, after the date hereof.

          5. Further Assurances. From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

          6.  Stop Transfer Order.  In furtherance of this
Agreement, concurrently herewith, the Stockholder shall and hereby does authorize the Company's counsel to notify the Company's transfer agent that there is a stop transfer order with respect to all of the Existing Shares (and that this Agreement places limits on the voting and transfer of such shares).

          7. Miscellaneous. (a) Entire Agreement; Assignment. This Agreement (i) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (ii) shall not be assigned by operation of law or otherwise, provided that the Parent may assign its rights and obligations hereunder to any direct or indirect wholly owned subsidiary of the Parent, but no such assignment shall relieve the Parent of its obligations hereunder if such assignee does not perform such obligations.

          (b) Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto.

          (c) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telegram, telex or telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:

          If to the
          Stockholder:   Mel Steinberg
                         c/o Nationwide Cellular Service, Inc.
                         20 East Sunrise Highway

Exhibit 5                                Page 106 of 131 Pages

                         Valley Stream, New York 11582


          If to the
          Parent or
          the Purchaser: MCI Communications Corporation
                         1801 Pennsylvania Avenue, N.W.
                         Washington, D.C. 20006
                         Attention: General Counsel


          copy to:       Simpson Thacher & Bartlett
                         425 Lexington Avenue
                         New York, New York  10017
                         Attention:  Richard Capelouto, Esq.

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

          (d) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

          (e) Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

          (f) Counterparts. This Agreement may be executed in two counterparts, each of which shall be deemed to be an original, but both of which shall constitute one and the same
Agreement.

          (g) Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

          (h) Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any

Exhibit 5                                Page 107 of 131 Pages

respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.


          IN WITNESS WHEREOF, the Parent, the Purchaser and the
Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

                              MCI COMMUNICATIONS CORPORATION




                              By:  /s/ Susan Mayer
                                 Name:  Susan Mayer
                                 Title: Senior Vice President


                              NTS ACQUISITION CORP.




                              By:  /s/ Susan Mayer
                                 Name:  Susan Mayer
                                 Title: Senior Vice President

 MEL STEINBERG





  /s/ Mel Steinberg


FOR PURPOSES OF SECTION 6 HEREOF,
ACKNOWLEDGED BY

NATIONWIDE CELLULAR SERVICE, INC.



By:  /s/ Stephen Katz
   Name:  Stephen Katz
   Title: Chief Executive Officer

Exhibit 6                                Page 108 of 131 Pages



                             VOTING AGREEMENT

          VOTING AGREEMENT (this "Agreement"), dated as of May 22, 1995, among MCI COMMUNICATIONS CORPORATION, a Delaware corporation (the "Parent"), NTS ACQUISITION CORP., a Delaware corporation and an indirect, wholly owned subsidiary of the Parent (the "Purchaser"), and LARRY ALTMAN (the "Stockholder").

                                 RECITALS

          Concurrently herewith, the Parent, the Purchaser and Nationwide Cellular Service, Inc., a Delaware corporation (the "Company"), are entering into an Agreement and Plan of Merger dated the date hereof (the "Merger Agreement"; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement), pursuant to which the Purchaser will merge with and into the Company (the "Merger"), and each share of Common Stock, par value $.01 per share, of the Company (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time (as defined in Section 1.3 of the Merger Agreement) will be converted into the right to receive $18.50, payable to the holder thereof, without interest (the "Merger Consideration").

          As of the date hereof, the Stockholder directly beneficially owns 160,000 shares of Company Common Stock (the "Existing Shares" and, together with any shares of Company Common Stock acquired after the date hereof, whether upon the exercise of options, conversion of convertible securities or otherwise, the "Shares").

          As a condition to their willingness to enter into the Merger Agreement and to consummate the transactions contemplated thereby, the Parent and the Purchaser have required that the Stockholder agree (i) simultaneously with the execution of the Merger Agreement, to execute and deliver this Agreement and (ii) to grant a proxy to vote all of the Shares owned by the Stockholder on the terms and conditions provided for herein.

                                 AGREEMENT

          To implement the foregoing and in consideration of the mutual agreements contained herein, the parties agree as follows:

          1. Agreement to Vote; Proxy. (a) The Stockholder, in his capacity as such, hereby agrees that, during the time this Agreement is in effect, at any meeting of the stockholders of the Company, however called, or in connection with any written consent of the stockholders of the Company, the Stockholder shall

Exhibit 6                                Page 109 of 131 Pages

vote (or cause to be voted) the Shares (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or this Agreement; and
(iii) against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the Merger, this Agreement or the Spin-Off Distribution (as defined in Section 4.11 of the Merger Agreement), including, but not limited to: (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company and its subsidiaries or a reorganization, recapitalization or liquidation of the Company or its subsidiaries; (C) any change in the management or board of directors of the Company, except as otherwise agreed to in writing by the Purchaser; (D) any material change in the present capitalization or dividend policy of the Company or any amendment of the Company's Certificate of Incorporation; or (E) any other material change in the Company's corporate structure or business. The Stockholder shall not enter into any agreement or understanding with any person or entity prior to the termination hereof to vote or give instructions after the termination hereof in any manner inconsistent with clauses (i), (ii) or (iii) of the preceding sentence.

          (b) PROXY. THE STOCKHOLDER HEREBY GRANTS TO, AND APPOINTS, THE PARENT AND THE SECRETARY OF THE PARENT AND THE CHIEF FINANCIAL OFFICER OF THE PARENT, IN THEIR RESPECTIVE CAPACITIES AS OFFICERS OF THE PARENT, AND ANY INDIVIDUAL WHO SHALL HEREAFTER SUCCEED TO ANY SUCH OFFICE OF THE PARENT, AND ANY OTHER DESIGNEE OF THE PARENT, EACH OF THEM INDIVIDUALLY, THE STOCKHOLDER'S IRREVOCABLE PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION) TO VOTE THE SHARES AS INDICATED IN SECTION 1(A). THE STOCKHOLDER INTENDS THIS PROXY TO BE IRREVOCABLE AND COUPLED WITH AN INTEREST AND WILL TAKE SUCH FURTHER ACTION OR EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY AND HEREBY REVOKES ANY PROXY PREVIOUSLY GRANTED BY HIM WITH RESPECT TO THE SHARES.

          2. Expiration. This Agreement and the Parent's right to vote the Shares covered hereby as set forth herein shall terminate on the Expiration Date. As used herein, the term "Expiration Date" means the first to occur of (a) the Effective Time and (b) termination of the Merger Agreement in accordance with its terms.

Exhibit 6                                Page 110 of 131 Pages

          3. Representation and Warranties. (a) Representation and Warranties of the Parent and the Purchaser. The Parent and the Purchaser jointly and severally hereby represent and warrant to the Stockholder as follows:

          (i) Corporate Organization. Each of the Parent and the Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority and any necessary governmental authority to own, operate or lease its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority and governmental approvals could not, individually or in the aggregate, reasonably be expected to prevent the consummation of the Merger.

              (ii) Authority Relative to Agreement. Each of the Parent and the Purchaser has all necessary corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Parent and the Purchaser and, in the case of the Parent, subject to Section 5.2(f) of the Merger Agreement, the consummation by the Parent and the Purchaser of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Parent and the Purchaser. This Agreement has been duly executed and delivered by each of the Parent and the Purchaser and, assuming due authorization, execution and delivery by the Stockholder, constitutes a legal, valid and binding obligation of each such corporation enforceable against such corporation in accordance with its terms.

             (iii) No Conflict. The execution, delivery and performance of this Agreement by the Parent and the Purchaser do not and will not: (A) conflict with or violate the respective certificates of incorporation or by-laws of the Parent or the Purchaser, as the case may be;
     (B) assuming that all consents, approvals and authorizations contemplated by Section 3.2(c)(ii) of the Merger Agreement have been obtained and all filings described in such section have been made, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Parent or the Purchaser or by which either of them or their respective properties are bound or affected; or (C) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) or result in the loss of a material benefit under, or give rise to any right of termination,

Exhibit 6                                Page 111 of 131 Pages

     amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the property or assets of the Parent or the Purchaser pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Parent or the Purchaser is a party or by which the Parent or the Purchaser or any of their respective properties are bound or affected, except, in the case of clauses (B) and (C), for any such conflicts, violations, breaches, defaults or other occurrences which could not, individually or in the aggregate, reasonably be expected to prevent the consummation of the Merger.

          (b)  Representations and Warranties of the Stockholder.
The Stockholder hereby represents and warrants to the Parent and the Purchaser as follows:

          (i) Ownership of Shares. On the date hereof, the Existing Shares are owned of record or beneficially by the Stockholder, and, on the date hereof, the Existing Shares constitute all of the shares of Company Common Stock owned of record or beneficially by the Stockholder other than beneficially through the ownership of Options. The Stockholder has sole voting power and sole power of disposition with respect to all of the Existing Shares, with no restrictions, subject to applicable federal securities laws, on the Stockholder's rights of disposition pertaining thereto.

         (ii) Power; Binding Agreement. The Stockholder has the legal capacity, power and authority to enter into and perform all of his obligations under this Agreement. The execution, delivery and performance of this Agreement by the Stockholder will not violate any other agreement to which the Stockholder is a party including, without limitation, any voting agreement, stockholders agreement or voting trust. This Agreement has been duly executed and delivered by the Stockholder and, assuming due authorization, execution and delivery by the Parent and the Purchaser, constitutes a legal, valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms.

             (iii) No Conflict. The execution, delivery and performance of this Agreement by the Stockholder do not and will not: (A) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Stockholder or by which the Stockholder or his properties are bound or affected; or (B) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) or

Exhibit 6                                Page 112 of 131 Pages

     result in the loss of a material benefit under, or give rise to any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the property or assets of the Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or any of his properties are bound or affected.

          4. Certain Covenants of the Stockholder. In accordance with the terms of this Agreement, the Stockholder, in his capacity as such, hereby covenants and agrees as follows:

          (a) No Solicitation. The Stockholder shall not, while this Agreement is in effect, and shall not authorize or permit any investment banker, financial advisor, attorney, accountant or other representative retained by him to, solicit, encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal (as defined in the Merger Agreement), or agree to or endorse any Takeover Proposal. If the Stockholder receives or becomes aware of a Takeover Proposal, then the Stockholder shall promptly inform the Parent of the terms and conditions of such proposal and the identity of the person making it. The Stockholder will immediately cease and cause to be terminated any existing activities, discussions or negotiations to which he is a party in his capacity as a stockholder of the Company with any parties conducted heretofore with respect to any of the foregoing.

          (b) Restriction on Transfer, Proxies and Non-Interference. The Stockholder hereby agrees, while this Agreement is in effect, and except as contemplated hereby, not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with the Company or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the Existing Shares or Shares acquired after the date hereof, or any interest in any of the foregoing, (ii) grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares or (iii) take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing his obligations under this Agreement.

Exhibit 6                                Page 113 of 131 Pages

          (c) Additional Shares. The Stockholder hereby agrees, while this Agreement is in effect, to promptly notify the Parent of the number of any new Shares of Company Common Stock acquired by the Stockholder, if any, after the date hereof.

          5. Further Assurances. From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

          6.  Stop Transfer Order.  In furtherance of this
Agreement, concurrently herewith, the Stockholder shall and hereby does authorize the Company's counsel to notify the Company's transfer agent that there is a stop transfer order with respect to all of the Existing Shares (and that this Agreement places limits on the voting and transfer of such shares).

          7. Miscellaneous. (a) Entire Agreement; Assignment. This Agreement (i) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (ii) shall not be assigned by operation of law or otherwise, provided that the Parent may assign its rights and obligations hereunder to any direct or indirect wholly owned subsidiary of the Parent, but no such assignment shall relieve the Parent of its obligations hereunder if such assignee does not perform such obligations.

          (b) Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto.

          (c) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telegram, telex or telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:

          If to the
          Stockholder:   Larry Altman
                         c/o Nationwide Cellular Service, Inc.
                         20 East Sunrise Highway

Exhibit 6                                Page 114 of 131 Pages

                         Valley Stream, New York 11582


          If to the
          Parent or
          the Purchaser: MCI Communications Corporation
                         1801 Pennsylvania Avenue, N.W.
                         Washington, D.C. 20006
                         Attention: General Counsel


          copy to:       Simpson Thacher & Bartlett
                         425 Lexington Avenue
                         New York, New York  10017
                         Attention:  Richard Capelouto, Esq.

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

          (d) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

          (e) Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

          (f) Counterparts. This Agreement may be executed in two counterparts, each of which shall be deemed to be an original, but both of which shall constitute one and the same
Agreement.

          (g) Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

          (h) Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any

Exhibit 6                                Page 115 of 131 Pages

respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

          IN WITNESS WHEREOF, the Parent, the Purchaser and the
Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

                              MCI COMMUNICATIONS CORPORATION




                              By:  /s/ Susan Mayer
                                 Name:  Susan Mayer
                                 Title: Senior Vice President


                              NTS ACQUISITION CORP.




                              By:  /s/ Susan Mayer
                                 Name:  Susan Mayer
                                 Title: Senior Vice President

LARRY ALTMAN




   /s/ Larry Altman


FOR PURPOSES OF SECTION 6 HEREOF,
ACKNOWLEDGED BY

NATIONWIDE CELLULAR SERVICE, INC.




By:  /s/ Stephen Katz
   Name:  Stephen Katz
   Title: Chief Executive Officer

Exhibit 7                                Page 116 of 131 Pages


                             VOTING AGREEMENT

          VOTING AGREEMENT (this "Agreement"), dated as of May 22, 1995, among MCI COMMUNICATIONS CORPORATION, a Delaware corporation (the "Parent"), NTS ACQUISITION CORP., a Delaware corporation and an indirect, wholly owned subsidiary of the Parent (the "Purchaser"), and JEROME SANDERS (the "Stockholder").

                                 RECITALS

          Concurrently herewith, the Parent, the Purchaser and Nationwide Cellular Service, Inc., a Delaware corporation (the "Company"), are entering into an Agreement and Plan of Merger dated the date hereof (the "Merger Agreement"; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement), pursuant to which the Purchaser will merge with and into the Company (the "Merger"), and each share of Common Stock, par value $.01 per share, of the Company (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time (as defined in Section 1.3 of the Merger Agreement) will be converted into the right to receive $18.50, payable to the holder thereof, without interest (the "Merger Consideration").

          As of the date hereof, the Stockholder directly beneficially owns 53,000 shares of Company Common Stock (the "Existing Shares" and, together with any shares of Company Common Stock acquired after the date hereof, whether upon the exercise of options, conversion of convertible securities or otherwise, the "Shares").

          As a condition to their willingness to enter into the Merger Agreement and to consummate the transactions contemplated thereby, the Parent and the Purchaser have required that the Stockholder agree (i) simultaneously with the execution of the Merger Agreement, to execute and deliver this Agreement and (ii) to grant a proxy to vote all of the Shares owned by the Stockholder on the terms and conditions provided for herein.

                                 AGREEMENT

          To implement the foregoing and in consideration of the mutual agreements contained herein, the parties agree as follows:

          1. Agreement to Vote; Proxy. (a) The Stockholder, in his capacity as such, hereby agrees that, during the time this Agreement is in effect, at any meeting of the stockholders of the Company, however called, or in connection with any written consent of the stockholders of the Company, the Stockholder shall vote (or cause to be voted) the Shares (i) in favor of the

Exhibit 7                                Page 117 of 131 Pages

Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or this Agreement; and
(iii) against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the Merger, this Agreement or the Spin-Off Distribution (as defined in Section 4.11 of the Merger Agreement), including, but not limited to: (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company and its subsidiaries or a reorganization, recapitalization or liquidation of the Company or its subsidiaries; (C) any change in the management or board of directors of the Company, except as otherwise agreed to in writing by the Purchaser; (D) any material change in the present capitalization or dividend policy of the Company or any amendment of the Company's Certificate of Incorporation; or (E) any other material change in the Company's corporate structure or business. The Stockholder shall not enter into any agreement or understanding with any person or entity prior to the termination hereof to vote or give instructions after the termination hereof in any manner inconsistent with clauses (i), (ii) or (iii) of the preceding sentence.

          (b) PROXY. THE STOCKHOLDER HEREBY GRANTS TO, AND APPOINTS, THE PARENT AND THE SECRETARY OF THE PARENT AND THE CHIEF FINANCIAL OFFICER OF THE PARENT, IN THEIR RESPECTIVE CAPACITIES AS OFFICERS OF THE PARENT, AND ANY INDIVIDUAL WHO SHALL HEREAFTER SUCCEED TO ANY SUCH OFFICE OF THE PARENT, AND ANY OTHER DESIGNEE OF THE PARENT, EACH OF THEM INDIVIDUALLY, THE STOCKHOLDER'S IRREVOCABLE PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION) TO VOTE THE SHARES AS INDICATED IN SECTION 1(A). THE STOCKHOLDER INTENDS THIS PROXY TO BE IRREVOCABLE AND COUPLED WITH AN INTEREST AND WILL TAKE SUCH FURTHER ACTION OR EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY AND HEREBY REVOKES ANY PROXY PREVIOUSLY GRANTED BY HIM WITH RESPECT TO THE SHARES.

          2. Expiration. This Agreement and the Parent's right to vote the Shares covered hereby as set forth herein shall terminate on the Expiration Date. As used herein, the term "Expiration Date" means the first to occur of (a) the Effective Time and (b) termination of the Merger Agreement in accordance with its terms.

Exhibit 7                                Page 118 of 131 Pages

          3. Representation and Warranties. (a) Representation and Warranties of the Parent and the Purchaser. The Parent and the Purchaser jointly and severally hereby represent and warrant to the Stockholder as follows:

          (i) Corporate Organization. Each of the Parent and the Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority and any necessary governmental authority to own, operate or lease its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority and governmental approvals could not, individually or in the aggregate, reasonably be expected to prevent the consummation of the Merger.

              (ii) Authority Relative to Agreement. Each of the Parent and the Purchaser has all necessary corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Parent and the Purchaser and, in the case of the Parent, subject to Section 5.2(f) of the Merger Agreement, the consummation by the Parent and the Purchaser of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Parent and the Purchaser. This Agreement has been duly executed and delivered by each of the Parent and the Purchaser and, assuming due authorization, execution and delivery by the Stockholder, constitutes a legal, valid and binding obligation of each such corporation enforceable against such corporation in accordance with its terms.

             (iii) No Conflict. The execution, delivery and performance of this Agreement by the Parent and the Purchaser do not and will not: (A) conflict with or violate the respective certificates of incorporation or by-laws of the Parent or the Purchaser, as the case may be;
     (B) assuming that all consents, approvals and authorizations contemplated by Section 3.2(c)(ii) of the Merger Agreement have been obtained and all filings described in such section have been made, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Parent or the Purchaser or by which either of them or their respective properties are bound or affected; or (C) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) or result in the loss of a material benefit under, or give rise to any right of termination,

Exhibit 7                                Page 119 of 131 Pages

     amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the property or assets of the Parent or the Purchaser pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Parent or the Purchaser is a party or by which the Parent or the Purchaser or any of their respective properties are bound or affected, except, in the case of clauses (B) and (C), for any such conflicts, violations, breaches, defaults or other occurrences which could not, individually or in the aggregate, reasonably be expected to prevent the consummation of the Merger.

          (b)  Representations and Warranties of the Stockholder.
The Stockholder hereby represents and warrants to the Parent and the Purchaser as follows:

          (i) Ownership of Shares. On the date hereof, the Existing Shares are owned of record or beneficially by the Stockholder, and, on the date hereof, the Existing Shares constitute all of the shares of Company Common Stock owned of record or beneficially by the Stockholder other than beneficially through the ownership of Options. The Stockholder has sole voting power and sole power of disposition with respect to all of the Existing Shares, with no restrictions, subject to applicable federal securities laws, on the Stockholder's rights of disposition pertaining thereto.

        (ii) Power; Binding Agreement. The Stockholder has the legal capacity, power and authority to enter into and perform all of his obligations under this Agreement. The execution, delivery and performance of this Agreement by the Stockholder will not violate any other agreement to which the Stockholder is a party including, without limitation, any voting agreement, stockholders agreement or voting trust. This Agreement has been duly executed and delivered by the Stockholder and, assuming due authorization, execution and delivery by the Parent and the Purchaser, constitutes a legal, valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms.

             (iii) No Conflict. The execution, delivery and performance of this Agreement by the Stockholder do not and will not: (A) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Stockholder or by which the Stockholder or his properties are bound or affected; or (B) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) or

Exhibit 7                                Page 120 of 131 Pages

     result in the loss of a material benefit under, or give rise to any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the property or assets of the Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or any of his properties are bound or affected.

          4. Certain Covenants of the Stockholder. In accordance with the terms of this Agreement, the Stockholder, in his capacity as such, hereby covenants and agrees as follows:

          (a) No Solicitation. The Stockholder shall not, while this Agreement is in effect, and shall not authorize or permit any investment banker, financial advisor, attorney, accountant or other representative retained by him to, solicit, encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal (as defined in the Merger Agreement), or agree to or endorse any Takeover Proposal. If the Stockholder receives or becomes aware of a Takeover Proposal, then the Stockholder shall promptly inform the Parent of the terms and conditions of such proposal and the identity of the person making it. The Stockholder will immediately cease and cause to be terminated any existing activities, discussions or negotiations to which he is a party in his capacity as a stockholder of the Company with any parties conducted heretofore with respect to any of the foregoing.

          (b) Restriction on Transfer, Proxies and Non-Interference. The Stockholder hereby agrees, while this Agreement is in effect, and except as contemplated hereby, not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with the Company or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the Existing Shares or Shares acquired after the date hereof, or any interest in any of the foregoing, (ii) grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares or (iii) take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing his obligations under this Agreement.

Exhibit 7                                Page 121 of 131 Pages

          (c) Additional Shares. The Stockholder hereby agrees, while this Agreement is in effect, to promptly notify the Parent of the number of any new Shares of Company Common Stock acquired by the Stockholder, if any, after the date hereof.

          5. Further Assurances. From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

          6.  Stop Transfer Order.  In furtherance of this
Agreement, concurrently herewith, the Stockholder shall and hereby does authorize the Company's counsel to notify the Company's transfer agent that there is a stop transfer order with respect to all of the Existing Shares (and that this Agreement places limits on the voting and transfer of such shares).

          7. Miscellaneous. (a) Entire Agreement; Assignment. This Agreement (i) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (ii) shall not be assigned by operation of law or otherwise, provided that the Parent may assign its rights and obligations hereunder to any direct or indirect wholly owned subsidiary of the Parent, but no such assignment shall relieve the Parent of its obligations hereunder if such assignee does not perform such obligations.

          (b) Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto.

          (c) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telegram, telex or telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:

          If to the
          Stockholder:   Jerome Sanders
                         c/o Nationwide Cellular Service, Inc.
                         20 East Sunrise Highway

Exhibit 7                                Page 122 of 131 Pages

                         Valley Stream, New York 11582


          If to the
          Parent or
          the Purchaser: MCI Communications Corporation
                         1801 Pennsylvania Avenue, N.W.
                         Washington, D.C. 20006
                         Attention: General Counsel


          copy to:       Simpson Thacher & Bartlett
                         425 Lexington Avenue
                         New York, New York  10017
                         Attention:  Richard Capelouto, Esq.

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

          (d) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

          (e) Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

          (f) Counterparts. This Agreement may be executed in two counterparts, each of which shall be deemed to be an original, but both of which shall constitute one and the same
Agreement.

          (g) Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

          (h) Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any

Exhibit 7                                Page 123 of 131 Pages

respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

          IN WITNESS WHEREOF, the Parent, the Purchaser and the
Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

                              MCI COMMUNICATIONS CORPORATION




                              By:  /s/ Susan Mayer
                                 Name:  Susan Mayer
                                 Title: Senior Vice President


                              NTS ACQUISITION CORP.




                              By:  /s/ Susan Mayer
                                 Name:  Susan Mayer
                                 Title: Senior Vice President

JEROME SANDERS




  /s/ Jerome Sanders


FOR PURPOSES OF SECTION 6 HEREOF,
ACKNOWLEDGED BY

NATIONWIDE CELLULAR SERVICE, INC.




By:  /s/ Stephen Katz
   Name:  Stephen Katz
   Title: Chief Executive Officer

Exhibit 8                                Page 124 of 131 Pages



                             VOTING AGREEMENT

          VOTING AGREEMENT (this "Agreement"), dated as of May 22, 1995, among MCI COMMUNICATIONS CORPORATION, a Delaware corporation (the "Parent"), NTS ACQUISITION CORP., a Delaware corporation and an indirect, wholly owned subsidiary of the Parent (the "Purchaser"), and JOSEPH A. GREGORI (the "Stockholder").
                                 RECITALS

          Concurrently herewith, the Parent, the Purchaser and Nationwide Cellular Service, Inc., a Delaware corporation (the "Company"), are entering into an Agreement and Plan of Merger dated the date hereof (the "Merger Agreement"; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement), pursuant to which the Purchaser will merge with and into the Company (the "Merger"), and each share of Common Stock, par value $.01 per share, of the Company (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time (as defined in Section 1.3 of the Merger Agreement) will be converted into the right to receive $18.50, payable to the holder thereof, without interest (the "Merger Consideration").

          As of the date hereof, the Stockholder directly beneficially owns 128,000 shares of Company Common Stock
(together with any shares of Company Common Stock acquired after the date hereof, whether upon the exercise of options, conversion of convertible securities or otherwise, the "Shares"), which represent shares issuable upon exercise of options.

          As a condition to their willingness to enter into the Merger Agreement and to consummate the transactions contemplated thereby, the Parent and the Purchaser have required that the Stockholder agree (i) simultaneously with the execution of the Merger Agreement, to execute and deliver this Agreement and (ii) to grant a proxy to vote all of the Shares owned by the Stockholder on the terms and conditions provided for herein.

                                 AGREEMENT

          To implement the foregoing and in consideration of the mutual agreements contained herein, the parties agree as follows:

          1. Agreement to Vote; Proxy. (a) The Stockholder, in his capacity as such, hereby agrees that, during the time this Agreement is in effect, at any meeting of the stockholders of the Company, however called, or in connection with any written consent of the stockholders of the Company, the Stockholder shall

Exhibit 8                                Page 125 of 131 Pages

vote (or cause to be voted) the Shares (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or this Agreement; and
(iii) against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the Merger, this Agreement or the Spin-Off Distribution (as defined in Section 4.11 of the Merger Agreement), including, but not limited to: (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company and its subsidiaries or a reorganization, recapitalization or liquidation of the Company or its subsidiaries; (C) any change in the management or board of directors of the Company, except as otherwise agreed to in writing by the Purchaser; (D) any material change in the present capitalization or dividend policy of the Company or any amendment of the Company's Certificate of Incorporation; or (E) any other material change in the Company's corporate structure or business. The Stockholder shall not enter into any agreement or understanding with any person or entity prior to the termination hereof to vote or give instructions after the termination hereof in any manner inconsistent with clauses (i), (ii) or (iii) of the preceding sentence.

          (b) PROXY. THE STOCKHOLDER HEREBY GRANTS TO, AND APPOINTS, THE PARENT AND THE SECRETARY OF THE PARENT AND THE CHIEF FINANCIAL OFFICER OF THE PARENT, IN THEIR RESPECTIVE CAPACITIES AS OFFICERS OF THE PARENT, AND ANY INDIVIDUAL WHO SHALL HEREAFTER SUCCEED TO ANY SUCH OFFICE OF THE PARENT, AND ANY OTHER DESIGNEE OF THE PARENT, EACH OF THEM INDIVIDUALLY, THE STOCKHOLDER'S IRREVOCABLE PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION) TO VOTE THE SHARES AS INDICATED IN SECTION 1(A). THE STOCKHOLDER INTENDS THIS PROXY TO BE IRREVOCABLE AND COUPLED WITH AN INTEREST AND WILL TAKE SUCH FURTHER ACTION OR EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY AND HEREBY REVOKES ANY PROXY PREVIOUSLY GRANTED BY HIM WITH RESPECT TO THE SHARES.

          2. Expiration. This Agreement and the Parent's right to vote the Shares covered hereby as set forth herein shall terminate on the Expiration Date. As used herein, the term "Expiration Date" means the first to occur of (a) the Effective Time and (b) termination of the Merger Agreement in accordance with its terms.

Exhibit 8                                Page 126 of 131 Pages

          3. Representation and Warranties. (a) Representation and Warranties of the Parent and the Purchaser. The Parent and the Purchaser jointly and severally hereby represent and warrant to the Stockholder as follows:

          (i) Corporate Organization. Each of the Parent and the Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority and any necessary governmental authority to own, operate or lease its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority and governmental approvals could not, individually or in the aggregate, reasonably be expected to prevent the consummation of the Merger.

              (ii) Authority Relative to Agreement. Each of the Parent and the Purchaser has all necessary corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Parent and the Purchaser and, in the case of the Parent, subject to Section 5.2(f) of the Merger Agreement, the consummation by the Parent and the Purchaser of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Parent and the Purchaser. This Agreement has been duly executed and delivered by each of the Parent and the Purchaser and, assuming due authorization, execution and delivery by the Stockholder, constitutes a legal, valid and binding obligation of each such corporation enforceable against such corporation in accordance with its terms.

             (iii) No Conflict. The execution, delivery and performance of this Agreement by the Parent and the Purchaser do not and will not: (A) conflict with or violate the respective certificates of incorporation or by-laws of the Parent or the Purchaser, as the case may be;
     (B) assuming that all consents, approvals and authorizations contemplated by Section 3.2(c)(ii) of the Merger Agreement have been obtained and all filings described in such section have been made, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Parent or the Purchaser or by which either of them or their respective properties are bound or affected; or (C) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) or result in the loss of a material benefit under, or give rise to any right of termination,

Exhibit 8                                Page 127 of 131 Pages

     amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the property or assets of the Parent or the Purchaser pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Parent or the Purchaser is a party or by which the Parent or the Purchaser or any of their respective properties are bound or affected, except, in the case of clauses (B) and (C), for any such conflicts, violations, breaches, defaults or other occurrences which could not, individually or in the aggregate, reasonably be expected to prevent the consummation of the Merger.

          (b)  Representations and Warranties of the Stockholder.
The Stockholder hereby represents and warrants to the Parent and the Purchaser as follows:

          (i) Ownership of Shares. On the date hereof, the Shares are owned of record or beneficially by the Stockholder, and, on the date hereof, the Shares constitute all of the shares of Company Common Stock owned of record or beneficially by the Stockholder. The Stockholder has sole voting power, if any, and sole power of disposition with respect to all of the Shares, with no restrictions, subject to applicable federal securities laws, on the Stockholder's rights of disposition pertaining thereto.

         (ii) Power; Binding Agreement. The Stockholder has the legal capacity, power and authority to enter into and perform all of his obligations under this Agreement. The execution, delivery and performance of this Agreement by the Stockholder will not violate any other agreement to which the Stockholder is a party including, without limitation, any voting agreement, stockholders agreement or voting trust. This Agreement has been duly executed and delivered by the Stockholder and, assuming due authorization, execution and delivery by the Parent and the Purchaser, constitutes a legal, valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms.

             (iii) No Conflict. The execution, delivery and performance of this Agreement by the Stockholder do not and will not: (A) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Stockholder or by which the Stockholder or his properties are bound or affected; or (B) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) or result in the loss of a material benefit under, or give rise to any right of termination, amendment, acceleration or

Exhibit 8                                Page 128 of 131 Pages

     cancellation of, or result in the creation of a lien or encumbrance on any of the property or assets of the Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or any of his properties are bound or affected.

          4. Certain Covenants of the Stockholder. In accordance with the terms of this Agreement, the Stockholder, in his capacity as such, hereby covenants and agrees as follows:

          (a) No Solicitation. The Stockholder shall not, while this Agreement is in effect, and shall not authorize or permit any investment banker, financial advisor, attorney, accountant or other representative retained by him to, solicit, encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal (as defined in the Merger Agreement), or agree to or endorse any Takeover Proposal. If the Stockholder receives or becomes aware of a Takeover Proposal, then the Stockholder shall promptly inform the Parent of the terms and conditions of such proposal and the identity of the person making it. The Stockholder will immediately cease and cause to be terminated any existing activities, discussions or negotiations to which he is a party in his capacity as a stockholder of the Company with any parties conducted heretofore with respect to any of the foregoing.

          (b) Restriction on Transfer, Proxies and Non-Interference. The Stockholder hereby agrees, while this Agreement is in effect, and except as contemplated hereby, not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with the Company or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, pledge, encumbrance, assignment or other disposition of, any Shares acquired after the date hereof, or any interest in any of the foregoing, (ii) grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares or (iii) take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing his obligations under this Agreement.

          (c)  Additional Shares.  The Stockholder hereby agrees,

Exhibit 8                                Page 129 of 131 Pages

     while this Agreement is in effect, to promptly notify the Parent of the number of any new Shares of Company Common
     Stock acquired by the Stockholder, if any, after the date hereof.

          5. Further Assurances. From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

          6.  Stop Transfer Order.  In furtherance of this
Agreement, concurrently herewith, the Stockholder shall and hereby does authorize the Company's counsel to notify the Company's transfer agent that there is a stop transfer order with respect to all of the Shares (and that this Agreement places limits on the voting and transfer of such shares).

          7. Miscellaneous. (a) Entire Agreement; Assignment. This Agreement (i) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (ii) shall not be assigned by operation of law or otherwise, provided that the Parent may assign its rights and obligations hereunder to any direct or indirect wholly owned subsidiary of the Parent, but no such assignment shall relieve the Parent of its obligations hereunder if such assignee does not perform such obligations.

          (b) Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto.

          (c) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telegram, telex or telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:

          If to the
          Stockholder:   Joseph A. Gregori
                         c/o Nationwide Cellular Service, Inc.
                         20 East Sunrise Highway
                         Valley Stream, New York 11582

Exhibit 8                                Page 130 of 131 Pages


          If to the
          Parent or
          the Purchaser: MCI Communications Corporation
                         1801 Pennsylvania Avenue, N.W.
                         Washington, D.C. 20006
                         Attention: General Counsel


          copy to:       Simpson Thacher & Bartlett
                         425 Lexington Avenue
                         New York, New York  10017
                         Attention:  Richard Capelouto, Esq.

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

          (d) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

          (e) Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

          (f) Counterparts. This Agreement may be executed in two counterparts, each of which shall be deemed to be an original, but both of which shall constitute one and the same
Agreement.

          (g) Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

          (h) Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect

Exhibit 8                                Page 131 of 131 Pages

any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

          IN WITNESS WHEREOF, the Parent, the Purchaser and the
Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

                              MCI COMMUNICATIONS CORPORATION




                              By:  /s/ Susan Mayer
                                 Name:  Susan Mayer
                                 Title: Senior Vice President


                              NTS ACQUISITION CORP.




                              By:  /s/ Susan Mayer
                                 Name:  Susan Mayer
                                 Title: Senior Vice President

JOSEPH A. GREGORI




  /s/ Joseph A. Gregori


FOR PURPOSES OF SECTION 6 HEREOF,
ACKNOWLEDGED BY

NATIONWIDE CELLULAR SERVICE, INC.




By:  /s/ Stephen Katz
   Name:  Stephen Katz
   Title: Chief Executive Officer